ANNUAL INFORMATION FORM For the fiscal year ended December 31, 2022 February 28, 2023 C O M M U N I T Y

TABLE OF CONTENTS GENERAL MATTERS 1 GLOSSARY OF TERMS 2 CORPORATE STRUCTURE 4 DESCRIPTION OF THE BUSINESS 5 VISION AND GUIDING PRINCIPLES 5 BUSINESS AND GROWTH STRATEGY 6 ADJACENT RESIDENTIAL BUSINESSES 7 ENVIRONMENTAL, SOCIAL AND GOVERNANCE 9 ACTIVE INVESTMENT VEHICLES 10 GENERAL DEVELOPMENT OF THE BUSINESS 12 OUR REVENUES 13 SENIOR MANAGEMENT TEAM 13 EMPLOYEES 17 RISK FACTORS 17 DIVIDENDS 32 DESCRIPTION OF CAPITAL STRUCTURE 32 MARKET FOR SECURITIES 35 ESCROW OF SECURITIES 35 DIRECTORS AND OFFICERS 36 PROMOTERS 39 LEGAL PROCEEDINGS AND REGULATORY ACTIONS 40 TRANSFER AGENT AND REGISTRAR 40 AUDIT COMMITTEE INFORMATION 40 INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS 41 INTERESTS OF EXPERTS 41 MATERIAL CONTRACTS 41 ADDITIONAL INFORMATION 42 ADDENDA 43 SCHEDULE A – AUDIT COMMITTEE CHARTER 43

2022 ANNUAL INFORMATION FORM TRICON RESIDENTIAL 2022 ANNUAL INFORMATION FORM 1 GENERAL MATTERS Unless otherwise indicated or the context otherwise requires, “Company” or “Tricon” refers to Tricon Residential Inc. and its material direct and indirect subsidiary entities. The terms “we” and “our” are references to the Company. Unless otherwise indicated, all dollar amounts in this Annual Information Form (“AIF”) are expressed in U.S. dollars and references to “$” are to U.S. dollars; references to “C$” are to Canadian dollars. Market data and other statistical information in this AIF are based on independent industry publications, government publications, reports by market research firms, or other published independent sources. Some data is also based on the Company’s good faith estimates that are derived from its review of internal data and information, as well as independent sources, including those listed above. Although the Company believes these sources are reliable, the Company has not independently verified the information and cannot guarantee its accuracy or completeness. The information contained in this AIF is as of December 31, 2022, unless otherwise indicated. Forward-Looking Statements Certain statements in this AIF are considered “forward-looking information” as defined under applicable securities laws (“forward-looking statements”). This document should be read in conjunction with material contained in the Company’s current consolidated financial statements along with the Company’s other publicly filed documents. Words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “aim”, “endeavor”, “project”, “continue”, “target” and similar expressions identify these forward-looking statements. Statements containing forward-looking information are not historical facts but instead reflect management’s expectations, intentions and beliefs concerning anticipated future events, results, circumstances, economic performance or expectations with respect to Tricon and its investments and are based on information currently available to management and on assumptions that management believes to be reasonable. Forward-looking statements are necessarily based on estimates and assumptions that, while considered reasonable by management of the Company as of the date of this AIF, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company’s estimates, beliefs and assumptions, which may prove to be incorrect, include the various assumptions set forth herein, including, but not limited to, the Company’s future growth potential; results of operations; future prospects and opportunities; demographic and industry trends; no change in legislative or regulatory matters; future levels of indebtedness; the tax laws as currently in effect; the continuing availability of capital; current economic conditions, including levels of inflation and the prevailing interest rate environment; and the anticipated impact and aftermath of COVID-19. This AIF may include forward-looking statements pertaining to the following (see “Description of the Business”): • Anticipated investment and operating performance (including, in particular: projected returns, timelines, development plans, the rollout of operational initiatives, sales expectations, unrealized investment value, and projected cash flows). These measures are based on Tricon’s own analysis of relevant market conditions and the prospects for its business and investments, and on projected cash flows and project plans for incomplete projects in its Investment Vehicles. Projected cash flows for properties under development are determined based on detailed quarterly and annual budgets and cash flow projections prepared by developers for all incomplete projects. Numerous factors may cause actual investment performance to differ from current projections, including those factors noted under “Risk Factors”. • Anticipated demand for single-family and multi-family rental properties, apartment suites and homebuilding, and any corresponding effect on occupancy rates and more generally on the Company’s performance. These statements are based on management’s analysis of demographic and employment data and other information that it considers to be relevant indicators of trends in residential real property demand in the markets in which the Company operates. Housing demand is dependent on a number of factors, including macroeconomic factors, many of which are discussed in this AIF under “Risk Factors”. If these or other factors lead to declining demand, occupancy and the pace or pricing of home sales may be negatively impacted, with a corresponding negative impact on the value of the Company’s assets and its financial performance. • The pace of acquisition and the ongoing availability of single-family rental homes at prices that match the Company’s underwriting model. These statements are based on management’s analysis of market data that it considers to be relevant indicators of trends in home pricing and availability in the markets in which the Company carries on its business. Home prices are dependent on a number of factors, including macroeconomic factors, many of which are discussed in this AIF under “Risk Factors”. If these or other factors lead to increases in home prices above expectations, it may become more difficult for the Company to find rental homes at prices that match its underwriting model.

2 2022 ANNUAL INFORMATION FORM TRICON RESIDENTIAL 2022 ANNUAL INFORMATION FORM • The intentions to build portfolios and attract further third-party investment in the Company’s businesses. These statements are based on management’s current intentions in light of its analysis of current market conditions, the growth prospects for the Company’s businesses, and the Company’s understanding of investor interest in the sectors, which are factors outside of the Company’s control. Should market conditions or other factors impact the Company’s ability to build portfolios or its ability to execute on its current strategies, actual results may differ from its current intentions. Forward-looking statements involve significant known and unknown risks, uncertainties and assumptions. Many factors, including those noted above, could cause Tricon’s actual results, performance or achievements to be materially different from any results, performance or achievements that may be expressed or implied by forward-looking statements in this AIF, including, without limitation, those listed under “Risk Factors”. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements could vary materially from those expressed or implied by the forward-looking statements contained in this AIF. See “Risk Factors” for a more complete list of risks relating to an investment in the Company and an indication of the impact the materialization of such risks could have on the Company, and therefore cause actual results to deviate from the forward-looking statements. Although the forward-looking statements contained in this AIF are based upon what management currently believes to be reasonable assumptions, there can be no assurance that actual results, performance or achievements will be consistent with these forward-looking statements. The forward-looking statements contained in this AIF are expressly qualified in their entirety by this cautionary statement. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The forward- looking statements in this AIF are made as of the date of this document and the Company does not intend to, or assume any obligation to, update or revise these forward-looking statements or information to reflect new information, events, results or circumstances or otherwise after the date on which such statements are made to reflect the occurrence of unanticipated events, except as required by law, including securities laws. Non-IFRS Measures The Company measures the success of the business by employing several key performance indicators that are not recognized under IFRS. These indicators should not be considered an alternative to IFRS financial measures such as net income. As non-IFRS financial measures do not have standardized definitions prescribed by IFRS, they are less likely to be comparable with other issuers or peer companies. The key performance indicators used by the Company are described in detail in the 2022 MD&A. GLOSSARY OF TERMS In this Annual Information Form, the following terms have the meanings set forth below, unless otherwise indicated. Words importing the singular include the plural and vice versa, and words importing any gender include all genders: “2022 Financial Statements” means the Company’s consolidated financial statements for the year ended December 31, 2022. “2022 MD&A” means the Company’s Management’s Discussion and Analysis for the year ended December 31, 2022, available on SEDAR at www.sedar.com. “Active Investment Vehicles” means, collectively, the Separate Accounts, commingled funds, Side-cars and Syndicated Investments described under “Description of the Business – Active Investment Vehicles”. “ASRS” means Arizona State Retirement System. “Audit Committee” means the audit committee of the Board of Directors. “Board of Directors” or “Board” means the board of directors of Tricon Residential Inc. “Canadian MF JV” means the joint venture arrangement entered into between the Company and Canada Pension Plan Investment Board in 2021 focused on a rental apartment strategy in Toronto that will be developed and managed by the Company. “commingled fund” means a closed-end commingled fund managed by Tricon and formed for the purpose of investing in development properties or other transactions. “Common Shares” means the common shares in the capital of Tricon Residential Inc. “ESG” means environmental, social and governance. “HBD JV” means Homebuilder Direct, the joint venture arrangement entered into between the Company and two institutional investors to assemble a portfolio of newly built single-family rental homes that will be acquired and managed by the Company.

2022 ANNUAL INFORMATION FORM TRICON RESIDENTIAL 2022 ANNUAL INFORMATION FORM 3 “institutional investors” means entities that generally have substantial assets and investment experience including, but not limited to, sovereign wealth funds, pension funds, endowment funds, insurance companies and banks. “Investment Vehicle” means an investment vehicle managed by Tricon, including commingled funds, Separate Accounts and Side-cars. “Johnson” means The Johnson Companies LP. “middle-market” means U.S. households with household incomes of $75,000 to $125,000 per annum that would be expected, based on this income level, to seek home rental rates of $1,400 to $2,300 per month. “MPC” means master-planned community. “NYSE” means the New York Stock Exchange. “Performance Fees” means incentive or performance fees earned from achieving target investment returns in an Investment Vehicle. “Sarbanes-Oxley Act” means the U.S. Sarbanes-Oxley Act of 2002. “Separate Account” means an Investment Vehicle in which the Company manages an investment on behalf of one to three institutional investors (and invests alongside those investors) for a singular investment or strategy and in respect of which Tricon earns fee income. “SFR JV-1” means the joint venture arrangement entered into between the Company and two institutional investors in 2018 to assemble a portfolio of single-family rental homes that will be managed by the Company. “SFR JV-2” means the joint venture arrangement entered into between the Company and three institutional investors in 2021 to assemble a portfolio of single-family rental homes that will be managed by the Company. “Side-car” or “Side-car Investment” or “Syndicated Investment” means an Investment Vehicle that invests alongside a commingled fund in respect of a particular investment. “Sun Belt” means the series of states in the southwestern and southern U.S. commonly known as the “Sun Belt”. “Syndicated Investment” – see “Side-car”. “THP US SP1” means Tricon Housing Partners US Syndicated Pool 1, a Separate Account. “THP US SP2” means Tricon Housing Partners US Syndicated Pool 2, a Separate Account. “THP1 Canada” means Tricon Housing Partners Canada LP (formerly Tricon VIII Limited Partnership), a limited partnership formed under the laws of the Province of Ontario, together with associated fund entities. “THP1 US” means Tricon Housing Partners US LP (formerly Tricon IX, L.P.), a limited partnership formed under the laws of the State of Delaware, together with associated fund entities. “THP2 Canada” means Tricon Housing Partners Canada II LP (formerly Tricon X Limited Partnership), a limited partnership formed under the laws of the Province of Ontario, together with associated fund entities. THP2 Canada was liquidated and dissolved effective December 31, 2022. “THP2 US” means Tricon Housing Partners US II LP (formerly Tricon XI, L.P.), a limited partnership formed under the laws of the State of Delaware, together with associated fund entities. “THP3 Canada” means Tricon Housing Partners Canada III LP (formerly Tricon XII Limited Partnership), a limited partnership formed under the laws of the Province of Ontario, together with associated fund entities. “THPAS JV-1” means the joint venture arrangement entered into between the Company and ASRS to fund single-family rental build-to-rent development projects and some for-sale housing development projects. “THPAS JV-2” means the joint venture arrangement entered into between the Company and ASRS to fund single-family rental build-to-rent development projects and some for-sale housing development projects. “TSX” means the Toronto Stock Exchange. “US MF JV” means the joint venture arrangement entered into between the Company and two institutional investors in connection with the syndication of an 80% interest in the Company’s U.S. multi-family portfolio in 2021. The US MF JV ended in connection with the sale of the Company’s interest in that joint venture in October 2022.

2022 ANNUAL INFORMATION FORM

# CORPORATE STRUCTURE

### Name, Address and Information

A predecessor of the Company was incorporated under the *Business Corporations Act* (Ontario) on June 3, 1988 as "Tri Continental Capital Management Inc." On June 16, 1997, the Company was incorporated under the *Business Corporations Act* (Ontario) as "Tri Continental Management Inc.", and continued to carry on the business. The Company changed its name to "TCC Management Inc." on July 10, 1997, to "Tri Continental Capital Ltd." on March 19, 1999, and to "Tricon Capital Group Inc." on May 20, 2005, before changing its name to "Tricon Residential Inc." on July 7, 2020. The Company's head and registered office is located at 7 St. Thomas Street, Suite 801, Toronto, Ontario M5S 2B7.

### Inter-Corporate Relationships

The following diagram depicts the inter-corporate relationships among the Company's key subsidiaries as at the date hereof and indicates which of the Company's investments and activities are carried on through them:


TRICON RESIDENTIAL INC.
Tricon Capital GP Inc.
Private Funds and Advisory
Tricon US Rental Canco Inc.
Tricon US Rental Topco LLC
Tricon US Rental REIT LLC
Tricon Lifestyle Rentals Investment LP
Canadian Multi-Family
Tricon Holdings Canada Inc.
Residential Development
Tricon Housing Partners US Co-Investment Inc.
Residential Development
Tricon US Topco LLC
Tricon Holdings USA LLC
Residential Development
THP JV-1E LLC
Residential Development/ Single-Family Rental
THP JV-2E LLC
Residential Development/ Single-Family Rental
SFR JV-HD Investor LLC
Single-Family Rental
SFR JV-2 Investor LLC
Single-Family Rental
SFR JV-1 Investor LLC
Single-Family Rental
Tricon Single-Family Rental REIT LLC
Tricon American Homes LLC
Single-Family Rental
Tricon USA Inc.
Private Funds and Advisory
Tricon JDC LLC
Investment in The Johnson Companies LP

The diagram above does not depict the structure of further subsidiary entities through which specific investments or activities are undertaken. The voting securities of all subsidiaries depicted are beneficially owned, directly or indirectly as depicted, entirely by the Company. Tricon American Homes LLC, Tricon Single-Family Rental REIT LLC, Tricon US Topco LLC, Tricon US Rental Topco LLC, Tricon US Rental REIT LLC, SFR JV-1 Investor LLC, SFR JV-2 Investor LLC, SFR JV-HD Investor LLC, Tricon Holdings USA LLC, THP JV-1E LLC, THP JV-2E LLC, Tricon USA Inc. and Tricon JDC LLC are Delaware entities. All other entities are Ontario corporations or limited partnerships.

4 2022 ANNUAL INFORMATION FORM TRICON RESIDENTIAL

2022 ANNUAL INFORMATION FORM TRICON RESIDENTIAL 2022 ANNUAL INFORMATION FORM 5 DESCRIPTION OF THE BUSINESS Tricon is an owner and operator of a growing portfolio of more than 36,000 single-family rental homes in the U.S. Sun Belt and multi-family apartments in Canada. Our commitment to enriching the lives of our employees, residents and local communities underpins Tricon’s culture and business philosophy. We provide high-quality rental housing options for families across the United States and Canada through our technology-enabled operating platform and dedicated on-the-ground operating teams. Our development programs are also delivering thousands of new rental homes and apartments as part of our commitment to help solve the housing supply shortage. At Tricon, we imagine a world where housing unlocks life’s potential. For more information, visit www.triconresidential.com. The Company’s common shares are traded under the symbol TCN on both the TSX and the NYSE. Vision and Guiding Principles Tricon was founded in 1988 as a fund manager for private clients and institutional investors focused on for-sale residential real estate development. The pursuit of continuous improvement as well as a desire to diversify and facilitate succession planning drove the Company’s decision to become publicly traded in 2010. While the U.S. for-sale housing industry was decimated in the Great Recession of 2007–2009, Tricon’s strong foundation and its leaders’ resilience helped it endure the downturn and learn valuable lessons that informed the Company’s decision to ultimately focus on rental housing. In the decade that followed, Tricon embarked on a deliberate transformation away from for-sale housing, which is inherently cyclical, to become a rental housing company that addresses the needs of a new generation facing reduced home affordability and a desire for meaningful human connections, convenience and a sense of community. Today, Tricon provides high-quality, essential shelter to residents. It is a defensive business that is designed to outperform in good times and perform relatively well in more challenging times. Tricon was among the first to enter into and institutionalize the U.S. single-family rental industry. Our success has been built on a culture of innovation and a willingness to adopt new technologies to drive efficiencies and improve our residents’ lives. We believe that our ability to bring together capital, ideas, people and technology under one roof is unique in real estate and allows us to improve the resident experience, safeguard our stakeholders’ investments, and drive superior returns. Tricon strives to be North America’s pre-eminent single-family rental housing company serving the middle-market demographic by owning quality properties in attractive markets, focusing on operational excellence, and delivering an exceptional resident experience. Tricon is driven by its purpose statement – Imagine a world where housing unlocks life’s potential – and encourages its employees to conduct themselves every day according to the following guiding principles: • Go above and beyond to enrich the lives of our residents • Commit to and inspire excellence in everything we do • Ask questions, embrace problems, thrive on the process of innovation • Do what is right, not what is easy • Elevate each other so together we leave an enduring legacy Tricon’s guiding principles underpin our business strategy and culture of taking care of our employees first who in turn are empowered and inspired to provide residents with superior service and to positively impact local communities. When our residents are satisfied, they rent with us longer, treat our properties as their own, and are likely to refer friends and family to become new residents. We have realized that the best way to drive returns for shareholders and private investors is to ensure our team and residents are fulfilled. This is why Our People and Our Residents are also two of our key ESG priorities. See “Environmental, Social and Governance” for more details surrounding these key priorities.

6 2022 ANNUAL INFORMATION FORM TRICON RESIDENTIAL 2022 ANNUAL INFORMATION FORM Business and Growth Strategy Tricon is an owner and operator of a growing portfolio of approximately 36,000 single-family rental homes located primarily in the Sun Belt. The Company also invests in “adjacent residential businesses” which include multi-family rental properties and residential development assets. Since the Company’s initial public offering in 2010, Tricon has evolved from an asset manager focused on investing in “for-sale” housing development to a growth-oriented rental housing company with a comprehensive technology- enabled operating platform. As at December 31, 2022, about 97% of the Company’s real estate assets are stabilized single-family rental homes and the remaining 3% are invested in adjacent residential businesses. Tricon’s Differentiated Strategy Tricon’s U.S. single-family rental strategy targets the “middle-market” resident demographic which consists of over seven million U.S. renter households (source: U.S. Census Bureau). The Company defines the middle-market cohort as those households earning between $75,000 and $125,000 per year and with monthly rental payments of $1,400 to $2,300. These rent levels typically represent approximately 20–25% of household income, which provides each household with a meaningful cushion to continue paying rent in times of economic hardship. Conversely, Tricon has the flexibility to increase rents and defray higher operating costs in a stronger economic environment without significantly impacting its residents’ financial well-being. Focusing on qualified middle-market families that are likely to be long-term residents is expected to result in lower turnover rates, thereby reducing turn costs and providing stable cash flows for the Company. Tricon offers its residents economic mobility and the convenience of renting a high-quality, renovated home without costly overhead expenses such as maintenance and property taxes, and with a focus on superior customer service. In addition to targeting the middle-market demographic, Tricon is focused on the Sun Belt, which is home to approximately 40% of all U.S. households and is expected to experience population growth in excess of 10% in most markets from 2020 to 2030 (source: The Cooper Center at the University of Virginia, 2018). The Sun Belt has experienced significant population and job growth over time, driven by a friendly business environment, lower tax rates, enhanced affordability and a warm climate. The Company expects that the de-urbanization and de-densification trends that were accelerated by the COVID-19 pandemic will continue to support these demographic shifts toward our core markets. Furthermore, the Company believes that work-from- home trends and in-migration to the Sun Belt states will likely continue as employers continue to permit more flexible work arrangements and employees gravitate towards more affordable housing markets. I. Superior growth profile There is a significant runway for growth in the single-family rental industry as only ~3% of the 16 million rental homes in the United States are institutionally owned (source: Green Street U.S. Single-Family Rental Outlook, January 2022). We believe we are particularly well positioned to take advantage of this opportunity as one of the leading owners and operators in the industry, with one of the largest portfolios of single-family rental homes in the Sun Belt. Tricon is focused on disciplined, long-term growth of its single-family rental home portfolio and has a sophisticated acquisition platform that is capable of deploying large amounts of capital across multiple acquisition channels and markets simultaneously. Tricon sources acquisition opportunities of existing homes through traditional channels, including Multiple Listing Services (“MLS”), “iBuyer” direct channels and portfolio acquisitions. These traditional channels will account for the majority of Tricon’s planned acquisitions over the near term and leverage the Company’s acquisition platform which filters and ranks many listings per year while standardizing hundreds of key underwriting parameters, enabling the Company to efficiently convert these listings into offers. In an undersupplied housing market, Tricon also believes in adding to the supply of rental homes and providing accessible housing solutions through its three newest home growth channels. These include the development of dedicated “build-to-rent” communities and the acquisition of both scattered new homes and completed single-family rental communities directly from homebuilders. In aggregate, our six existing and new home acquisition channels are expected to provide the Company with sufficient volume to meet its acquisition targets. II. Differentiated strategic partnership model Through its differentiated strategic partnership model, Tricon has demonstrated its ability to raise and deploy third-party capital to accelerate growth, improve operating efficiency, and take development off balance sheet. Institutional investors with allocations to real estate have also been increasingly favoring more resilient residential and industrial investment strategies in light of the uncertainty created by COVID-19 around office, retail and hospitality assets. The so-called “beds and sheds” investment strategies have led to a significant increase in capital allocated to the residential sector in general and the single-family rental industry in particular, which in turn has lowered the cost of capital for industry participants and facilitated future growth. The Company has recently partnered with leading global real estate investors to form three complementary single-family rental joint ventures, each with a unique acquisition strategy that provides residents with more housing options at an accessible price point. While our investors, along with Tricon, are exercising caution in the current macroeconomic environment, we are pleased to be aligned with them in wanting to continue to grow patiently and prudently while remaining poised to act on even better growth opportunities when they arise.

2022 ANNUAL INFORMATION FORM TRICON RESIDENTIAL 2022 ANNUAL INFORMATION FORM 7 III. Technology-enabled operating platform Tricon has developed a technology-enabled platform that supports its growth, provides its residents an elevated living experience, and optimizes operating efficiencies. The Company’s proprietary suite of software applications, referred to as “TriApps”, automates many facets of the single-family rental business, as described below. The Company has systematized the process of home acquisitions and, once homes are acquired, renovates them to a common standard before making them available for rent. Prospective residents are directed to the Company’s website where they can rent a home in a few easy steps. In the leasing process, Tricon leverages 360-degree online tours, self-showing technology, virtual self-move-ins and a statistical screening model to underwrite residents and drive retention. The proprietary TriForce App allows for dynamic coordination of repairs and maintenance activities among field personnel, centralized office staff and third-party vendors by automating workflows, standardizing work scope and compressing the delegation of authority. Tricon uses logistics software and mobile inventory management to ensure its maintenance technicians can service homes in the most efficient manner and with a high first-time fix rate. In its call center, Tricon leverages intelligent virtual agents to automate leasing and maintenance inquiry intake so the call center team can focus on higher value work such as inside sales or customer service. In revenue management, Tricon has pioneered revenue optimization tools to balance occupancy, time on market and rent growth, and to smooth out lease expiration schedules. Finally, Tricon is in the early stages of building a first-to-market, single-family rental smartphone application for residents (“resident app”) that will ultimately enable our residents to enjoy a product that transcends their physical home. In addition to employing easy-to-use functions for paying rent, making a maintenance request or controlling the indoor climate of a home, the resident app will allow residents to reap the benefits of living in a “virtual” community with positive network effects. Management believes the Company has a significant competitive advantage arising from its technology-enabled property management platform that is difficult to replicate and is highly scalable. Additional details of the Company’s single-family rental business, including financial performance metrics and key performance indicators, are set out in the 2022 MD&A. Adjacent Residential Businesses Multi-Family Rental Tricon operates The Selby, a 500-unit Class A rental property situated at Bloor Street East and Sherbourne Street in downtown Toronto, which was completed in 2019. Tricon partnered with a major Canadian pension plan to form a Separate Account on an 85/15 basis (Investor/Tricon). The project was developed by Tricon and is currently managed through Tricon’s vertically integrated platform, including local property management employees. The Taylor, a 286-unit tower and Tricon’s second apartment development in Toronto, began lease-up in 2022. Tricon partnered with a major Canadian pension plan to form a Separate Account for this project on a 70/30 basis (Investor/Tricon). The project has been developed by Tricon and is being managed through the Company’s property management platform. During the year, Tricon held a 20% interest in the US MF JV, which owned a portfolio of 23 high-quality, affordably priced garden- style apartments located in desirable suburban sub-markets, primarily in the Sun Belt. Tricon managed the US MF JV and was the property manager for the portfolio. The Company sold its interest in the US MF JV (and ceased property management of the portfolio) in the fourth quarter of 2022. Additional details of the Company’s multi-family rental business are set out in the 2022 MD&A. Residential Development Tricon develops new residential real estate properties, predominantly rental housing intended for long-term ownership. Such developments include (i) Class A multi-family rental apartments in Canada, (ii) single-family rental communities in the United States, intended to operate as part of the single-family rental portfolio upon stabilization, and (iii) legacy land development and homebuilding projects predominantly in the United States. (i) Canadian Class A Multi-Family Rental Apartments Tricon is one of the most active multi-family rental developers of Class A purpose-built rental apartment buildings in downtown Toronto, with eight projects under development and one income-producing property, The Taylor (See “Multi-family Rental”, above) that is in the stabilization phase, totaling approximately 4,280 units, and in which Tricon holds a 40% weighted average ownership interest based on net asset value. Tricon holds these assets in partnership with pension plans and strategic partners who have an investment bias towards long-term ownership and stable recurring cash flows. These institutional investors or strategic partners pay Tricon development management fees, asset management fees and possibly Performance Fees, enabling the Company to enhance its return on investment. The Company’s Canadian multi-family development projects are described briefly below. 386 Symington is a 1.9-acre land parcel in Toronto’s Junction Triangle neighborhood, which will be developed into a 368-unit rental apartment building. The project represents the second investment in the Canadian MF JV and is being developed by Tricon.

8 2022 ANNUAL INFORMATION FORM TRICON RESIDENTIAL 2022 ANNUAL INFORMATION FORM The first project in the Canadian MF JV, Queen and Ontario, is a two tower, 725-unit rental Tricon development located in Toronto’s Downtown East neighborhood. The Ivy is a 231-unit rental building development located just south of the Yonge and Bloor Street intersection. For this project, Tricon partnered with a strategic investor on a 53/47 basis (Investor/Tricon). The project is being co-developed by Tricon and Angel Developments. The West Don Lands is a large-scale mixed-income community under development consisting of four projects in multiple blocks in Toronto’s West Don Lands comprising approximately 2,525 rental units and ancillary retail and potential office space. The projects are being developed in partnership with Dream Unlimited Corp. and Kilmer Group on an equal ownership basis. The James is Tricon’s flagship rental development prominently located in the Rosedale/Summerhill neighborhood. The development site is adjacent to The Shops of Summerhill, a commercial property also wholly owned by Tricon. (ii) U.S. Single-Family Rental Communities The Company’s build-to-rent strategy is focused on developing well-designed, dedicated single-family home rental communities, which often include shared amenities such as parks, playgrounds, pools and community gathering spaces. This strategy adds another growth channel to Tricon’s single-family rental business, and leverages the Company’s complementary expertise in land development, homebuilding and single-family rental property management. Once developed and stabilized, these build-to-rent communities will be integrated into the Company’s technology-enabled property management platform. (iii) U.S. Land Development and Homebuilding The Company’s legacy business provides equity or equity-type financing to experienced local or regional developers and builders of for-sale housing primarily in the United States. These investments are typically made through Investment Vehicles that hold an interest in land development and homebuilding projects, including master-planned communities. Tricon also serves as the developer of certain of its MPCs through its Houston-based subsidiary, The Johnson Companies LP. Johnson is an integrated development platform with expertise in land entitlement, infrastructure, municipal bond finance and placemaking, and has deep relationships with public and regional homebuilders and commercial developers. Johnson’s reputation for developing high-quality MPCs is further evidenced by Johnson having three MPCs ranked in the top 50 based on homebuilder sales in 2022, according to RCLCO Real Estate Consulting. Additional details of Tricon’s residential development business are set out in the 2022 MD&A. Private Funds and Advisory Tricon manages a number of Investment Vehicles on behalf of third parties that are invested alongside the Company in its single-family rental and adjacent residential businesses (see “Active Investment Vehicles”). Tricon earns fees from managing third-party capital co-invested in, and services provided to, its Investment Vehicles. Activities of this business include: (i) Asset management of third-party capital: Tricon manages capital on behalf of institutional investors, including pension funds, sovereign wealth funds, insurance companies, and others who seek exposure to the residential real estate industry. For its services, Tricon earns asset management fees and may earn Performance Fees provided targeted investment returns are achieved. Tricon manages third-party capital for 13 of the top 100 largest institutional real estate investors in the world (source: “PERE Global Investor 100” ranking, October 2022). In 2022, Tricon ranked 53rd globally and second in Canada (compared to 58th globally and second in Canada in 2021) among global real estate investment managers based on the institutional equity raised since 2017 (source: “2022 PERE 100” manager ranking, June 2022). (ii) Development management and related advisory services: Tricon earns development management fees from its rental development projects in Toronto, which leverage its fully integrated development team. In addition, Tricon earns contractual development fees and sales commissions from the development and sale of single-family lots, residential land parcels, and commercial land within the MPCs managed by its Johnson subsidiary. (iii) Property management of rental properties: Tricon provides integrated property management services to its entire rental portfolio. The property management business is headquartered in Orange County, California, and provides resident-facing services including marketing, leasing, and repairs and maintenance delivered through a dedicated call center and local field offices. For its services, Tricon earns property management fees, typically calculated as a set percentage of the gross revenues of each property, as well as leasing, construction and acquisition fees. Further details of Tricon’s Private Funds and Advisory business are set out in the 2022 MD&A.

2022 ANNUAL INFORMATION FORM TRICON RESIDENTIAL 2022 ANNUAL INFORMATION FORM 9 Environmental, Social and Governance Environmental, social and governance principles have guided Tricon’s 34-year history of delivering business excellence. Our ESG objectives are centered around the following strategic priorities which underpin all aspects of our business: Our People: Tricon is committed to engaging, supporting and enriching the lives of our employees so they can thrive and, in turn, take care of our residents and the communities in which we operate. To align our purpose-driven culture with our ESG strategy, Tricon focuses on: (i) creating an exceptional employee experience by empowering and enabling employees to unlock their potential, (ii) delivering company-wide professional development opportunities to promote high-performing work teams, and (iii) fostering a culture of diversity and inclusion and belonging to increase cognitive diversity and perspective. We are proud to have earned and maintained certification as a Great Place to Work for 2022 in Canada and the United States. The Great Place to Work Trust Index benchmarks employee attitudes, opinions and satisfaction against other similarly sized Fortune Global 500 companies and the certification affirms our focus on what is important – creating a workplace culture that puts people first: our team members, our residents and our communities. Our Residents: Tricon’s goal is to build meaningful communities where people can connect, grow and prosper. In addition to Tricon’s efforts to assist residents by self-governing rent growth on renewals, deferring late fees and offering flexible rental payment plans throughout the COVID-19 pandemic, in early 2022, we announced the launch of Tricon Vantage, a market-leading suite of programs and services designed to enhance the financial well-being of our residents. Tricon Vantage provides our U.S. residents with access to tools, resources and services to help them realize their financial goals. In collaboration with Operation HOPE, Tricon Vantage gives residents complimentary access to financial literacy workshops, one-on-one coaching and guided group sessions tailored to their financial health and objectives. Tricon Vantage also offers residents access to a credit builder program to help build or improve residents’ credit scores and a “first-look” home purchase program that gives qualifying residents the first opportunity to purchase the home they are renting in the event Tricon elects to sell it. Finally, in the second half of 2022, we formally launched the last component of Tricon Vantage, our resident down payment assistance program, which provides qualifying long-term residents with up to $5,000 towards the down payment for a home purchase. Then, in the fourth quarter of 2022, Tricon launched an industry-leading Bill of Rights, the first commitment of its kind among single-family housing providers in the U.S. The Tricon Resident Bill of Rights underscores our resident-first approach and pledges to provide our single-family rental home residents with the following rights, described in more detail on the Company’s website: Right to Shelter; Right to Renewals; Right to Fair Advance Notice; Right to Moderated Rent Increases; Right to Participate in Financial Health and Credit Builder Programs; Right to Buy Your Home if We Decide to Sell; Right to Our Support if You Buy Another Home; Right to Respect. We believe that taking a compassionate approach to serving our residents, as evidenced by our Bill of Rights and Tricon Vantage program, is the right thing to do and also a key contributing factor to our high occupancy, industry-low turnover rate and leading resident satisfaction scores. Our Innovation: Tricon is firmly committed to leveraging innovative technologies and housing solutions to drive convenience, connectivity and affordability. Core service offerings are guided by two key desired outcomes: (i) delivering superior service that creates exceptional resident experiences, and (ii) developing offerings that enhance the lives of residents while addressing their housing needs. Our Impact: Tricon is committed to making investments and operational decisions that reduce our environmental impact and enhance our assets’ sustainability and resource efficiency. The environmental impact portion of our ESG program focuses on: (i) developing and implementing sustainable methodologies to ensure our investments, developments and renovation projects adhere to our ESG objectives and commitments, (ii) investigating and investing in new technologies, materials and renovation methods to reduce resource consumption across our real estate portfolio, and (iii) investigating and investing in the reduction of resource consumption across our property management and corporate office operations. Our Governance: Tricon aims to proactively identify, understand and manage the risks to our business, while acting in a manner that exemplifies our commitment to ethics, integrity, trust and transparency. Our ESG program focuses on the following governance initiatives: (i) maintaining a culture of compliance, integrity and ethics; (ii) embedding a strong risk management culture by setting a foundation for effectively identifying, analyzing and managing material and systematic risks, and (iii) fostering and maintaining Board and leadership diversity. Details of our key ESG commitments, initiatives, policies and performance progress can be found on the Company’s website under Sustainability.

10 2022 ANNUAL INFORMATION FORM TRICON RESIDENTIAL 2022 ANNUAL INFORMATION FORM Active Investment Vehicles Each of the Company’s Active Investment Vehicles is profiled briefly below. Single-Family Rental Separate Accounts On July 19, 2021, the Company entered into SFR JV-2, a joint venture arrangement with three leading institutional investors which serves as a successor to SFR JV-1, targeting the acquisition of single-family homes via resale channels and existing portfolio acquisitions. Tricon acts as the asset and property manager for the joint venture, which is funded by a total equity commitment of $1.55 billion. On May 10, 2021, the Company entered into HBD JV, a joint venture arrangement with two leading institutional investors and funded by a total equity commitment of $450 million. Tricon serves as the asset and property manager for the joint venture, which aims to acquire newly-built single-family rental homes either as scattered homes or recently-completed single-family rental communities. SFR JV-1 is a joint venture arrangement formed in 2018 between the Company and two leading institutional investors to assemble a portfolio of single-family rental homes, which is now fully assembled and being managed by Tricon. The joint venture is funded by a total equity commitment of $750 million. Multi-Family Separate Accounts The US MF JV was a joint venture arrangement between the Company and two institutional investors that held the Company’s U.S. multi-family rental portfolio. Tricon sold its interest in the US MF JV, and that joint venture ended, in October 2022. The Canadian MF JV is a joint venture formed in March 2021 with a leading institutional investor which aims to invest in multi- family rental development projects in the Greater Toronto Area. Tricon will serve as the developer, asset manager and property manager of the joint venture’s projects. The joint venture will provide up to C$1.5 billion of equity capital, which amount was increased during 2022. The Company has a number of other Separate Accounts in respect of its Canadian multi-family rental stabilized assets and development projects, which are described above under the headings “Multi-Family Rental” and “Residential Development”. U.S. Residential Development Investment Vehicles Grand Central Park Separate Account Grand Central Park is a Separate Account formed in March 2022 following the recapitalization of the project, in which Tricon had first invested in 2013, to support the development of a large mixed-use master-planned community in the city of Conroe (Houston MSA), Texas. Tricon has committed approximately 10% of the required capital for the Separate Account, with the balance being committed by its institutional partner. The property is being developed by Johnson. THPAS JV-2 Separate Account On June 13, 2022, Tricon entered into THPAS JV-2 with ASRS. THPAS JV-2 is a follow-on to THPAS JV-1 (described below) and has a similar investment strategy, backed by total committed equity of $500 million, including $400 million from ASRS and $100 million from Tricon. Pursuant to its agreements with ASRS, Tricon will increase its ownership interest in communities developed with the venture to 50% following their stabilization. THPAS JV-1 Separate Account Tricon entered into THPAS JV-1, its first separate account with ASRS, in August 2019. The total equity committed to this venture is $450 million, including $400 million from ASRS and $50 million from Tricon. Through this joint venture, Tricon aims to fund the development of single-family build-to-rent communities to be incorporated into the Company’s rental operations platform, with some secondary investments in for-sale housing assets. THPAS JV-1 is now fully-committed to projects. Tricon Housing Partners US Syndicated Pool 2 THP US SP2 is a Separate Account formed in March 2017 to support the acquisition and development of a land parcel located in Queen Creek, Arizona. Tricon has committed approximately 20% of the required capital for the investment, with the remainder being committed by its partner. Tricon Housing Partners US Syndicated Pool 1 THP US SP1 is a Separate Account formed in 2016 to invest in two for-sale housing projects in Belmont, California and Phoenix, Arizona. Tricon has committed approximately 20% of the required capital for the investments, with the remainder being committed by its partner.

2022 ANNUAL INFORMATION FORM TRICON RESIDENTIAL 2022 ANNUAL INFORMATION FORM 11 Viridian Separate Account Viridian is a Separate Account formed in 2015 to support the acquisition and development of an existing 2,083-acre master- planned community in Dallas-Fort Worth, Texas. Tricon committed approximately 18% of the required capital for the investment, with the balance being committed by an institutional investor. The property is being developed by Johnson. Arantine Hills Side-car Investment Arantine Hills is a Side-car Investment made in 2014 to support the acquisition and development of a master-planned community located in Corona, California. THP2 US committed approximately 25% of the required capital for the transaction, with the remaining capital being committed 90% by an institutional investor and 10% by Tricon. Vistancia West Side-car Investment Vistancia West is a Side-car Investment made in 2013 to support the acquisition and for-sale development of an age-targeted, resort-style community in Phoenix, Arizona. THP2 US committed approximately 27% of the required capital for the transaction, with the remaining capital being committed 90% by an institutional investor and 10% by Tricon. The property is being developed by Trilogy Active Lifestyle Communities. In December 2020, Tricon’s institutional capital partner sold its interest in the project to the developer. Tricon and THP2 US remain invested in the project. THP2 US THP2 US is a commingled fund that had its final closing in December 2013 with approximately $334 million of total capital commitments. The fund is fully invested in for-sale housing projects in the U.S. THP3 Canada THP3 Canada is a commingled fund that had its final closing in early 2012 with total committed capital of approximately C$196 million. The fund is fully invested in for-sale housing projects in selected urban markets in Canada. Cross Creek Ranch Separate Account Cross Creek Ranch is a Separate Account formed in 2012 to invest in the acquisition and development of a master-planned community located just southwest of Houston, Texas. Tricon committed approximately 10% of the required capital for the Separate Account, with the balance being committed by an institutional partner. The property is being developed by Johnson. THP1 US THP1 US is a commingled fund that had its final closing in January 2009 with total committed capital of $332.8 million. The fund is fully invested in for-sale housing projects in the U.S. The Company acquired an approximate 68.4% limited partnership interest in THP1 US in 2013. THP2 Canada THP2 Canada was a commingled fund that had its final closing in April 2009 with total committed capital of approximately C$85 million. THP2 Canada was fully invested in for-sale housing projects in Toronto and Alberta. The fund was dissolved as of December 31, 2022. THP1 Canada THP1 Canada is a commingled fund that had its final closing in December 2005 with total committed capital of approximately C$100 million. THP1 Canada is fully invested in for-sale housing projects in Toronto and Alberta. Canadian Syndicated Investments The Company has two Canadian Syndicated Investments (5 St. Joseph and Heritage Valley) that have co-invested alongside its active Canadian commingled funds.

12 2022 ANNUAL INFORMATION FORM TRICON RESIDENTIAL 2022 ANNUAL INFORMATION FORM General Development of the Business The general development of the Company’s business over the past three fiscal years is summarized below. See also the description of the Company’s businesses above under the headings “Business Growth and Strategy” and “Active Investment Vehicles”. General Developments The Company has grown its managed portfolio of U.S. single-family rental homes to 35,908 homes in 21 core markets across ten states as of December 31, 2022. On October 18, 2022, the Company sold its remaining interest in the US MF JV and its underlying U.S. multi-family portfolio (see “Adjacent Residential Businesses” and “Active Investment Vehicles”). In October 2021, Tricon’s common shares were listed for trading on the NYSE under the symbol “TCN” in connection with the Company’s initial U.S. public offering, described below under “Public Financing and Reporting”. On May 14, 2020, Tricon announced that, as a final step in its transformation to a rental housing company, the Company was realigning its operating structure, rebranding itself and its operations, and changing its name to “Tricon Residential Inc.”, which name change was duly approved by the Company’s shareholders and became effective on July 7, 2020. The Company’s harmonized operating structure eliminated the parent company/operating subsidiary model that existed under investment entity accounting (including the elimination of the monikers “Tricon American Homes” (single-family rental), “Tricon Lifestyle Rentals” (multi-family rental) and “Tricon Housing Partners” (for-sale housing)). In keeping with the restructuring, changes were made to Tricon’s executive leadership team to reflect the realignment and harmonization of the Company’s operations (see “Description of the Business – Senior Management Team” and “Directors and Officers”). Private Funds and Advisory On June 13, 2022, Tricon entered into THPAS JV-2. Further details are set out above under “Active Investment Vehicles”. On July 19, 2021, the Company entered into SFR JV-2. Further details are set out above under “Active Investment Vehicles”. On May 10, 2021, the Company entered into HBD JV. Further details are set out above under “Active Investment Vehicles”. The US MF JV was formed on March 31, 2021 upon the syndication of an 80% interest in the Company’s U.S. multi-family rental portfolio, which was first acquired in June 2019. As noted above, the joint venture ended upon the sale of the Company’s interest in October 2022. In March 2021, Tricon entered into the Canadian MF JV and announced the joint venture’s first project. In 2022, Tricon and its investor agreed to increase the total amount that can be invested under the venture to C$1.5 billion. Further details are set out above under “Active Investment Vehicles” and “Business and Growth Strategy”. Public Financing and Reporting On October 12, 2021, the Company closed its initial public offering of Common Shares in the United States and concurrent public offering in Canada. Concurrent with this offering, the Company issued Common Shares on a private placement basis pursuant to the exercise of pre-existing investor participation rights. A total of 46,248,746 Common Shares were issued for aggregate gross proceeds to the Company of approximately $570 million. On September 9, 2021, Tricon completed the redemption of its outstanding 5.75% extendible convertible unsecured subordinated debentures due March 31, 2022. In total during 2021, the Company issued 16,449,980 Common Shares in connection with the conversion or redemption of such debentures in an aggregate principal amount of $172.4 million. On June 8, 2021, the Company completed a public offering of Common Shares on a bought deal basis. A total of 15,480,725 Common Shares were issued at a price of C$13.00 per Common Share for total gross proceeds to the Company of approximately C$201 million, including gross proceeds from the private placement of Common Shares pursuant to the exercise of pre-existing investor participation rights. On August 26, 2020, Tricon and its subsidiary, Tricon PIPE LLC, entered into subscription agreements pursuant to which a syndicate of investors subscribed for exchangeable preferred units of the subsidiary, which are exchangeable into Common Shares, for an aggregate subscription price of $300 million. The transaction was completed on September 3, 2020 and its material terms are summarized in the Company’s related material change report which, together with the material transaction documents, is available on SEDAR at www.sedar.com.

2022 ANNUAL INFORMATION FORM TRICON RESIDENTIAL 2022 ANNUAL INFORMATION FORM 13 In January 2020, the Company completed its transition to an owner and operator of diversified rental housing, resulting in the Company determining that it no longer meets the criteria for being an investment entity under International Financial Reporting Standards 10, Consolidated Financial Statements (“IFRS 10”). As a result, the Company began consolidating the financial results of controlled subsidiaries, including those holding its investments in single-family rental homes and U.S. multi-family rental properties, resulting in the inclusion of these subsidiaries’ assets, liabilities and non-controlling interests in the balance sheet of the Company on a prospective basis in accordance with the relevant guidance of IFRS 10. Our Revenues The Company earns revenues and income from its single-family rental properties, adjacent residential businesses, and through its Private Funds and Advisory business. The business segment contribution to the Company’s revenues over the past two fiscal years is detailed in the 2022 Financial Statements and the 2022 MD&A, which also contain more detailed explanations of the Company’s revenue recognition. In particular, Section 7.1 of the 2022 MD&A contains a detailed discussion of the Company’s revenue and income recognition, which discussion is incorporated herein by reference. Senior Management Team The strategic direction and leadership of Tricon are provided by a senior management team that has substantial expertise in all aspects of the Company’s business. The Company believes that the quality and commitment of its management team are the most important factors in the Company’s success. Biographies of the members of the senior management team as of the date of this AIF are set out below and on the Company’s website at www.triconresidential.com. Gary Berman, President and Chief Executive Officer Gary Berman is responsible for Tricon’s overall operations, including strategic planning, investment decisions, capital commitments, relationship management and private fundraising. Since joining the Company in 2002, Mr. Berman has helped transform Tricon from a private provider of equity and mezzanine capital to the for-sale housing industry to a publicly-listed company focused on rental housing. Under his leadership, Tricon has established itself as a people-first residential company with a growing portfolio of single-family rental homes, multi-family properties, and build-to-rent communities. He is a member of the Company’s Board of Directors as well as its Investment and Executive Committees. Mr. Berman is a Governor of the Corporation of Massey Hall and Roy Thomson Hall, where he also serves on the Massey Hall Revitalization Committee, a former Trustee of the Urban Land Institute and a former member of the University of Toronto Real Estate Advisory Committee. He is the co-founder of the Pug Awards, an online awards and education-based charity that, for a decade, helped to increase architectural awareness and elevate planning and design standards in Toronto. Mr. Berman has a Master of Business Administration degree from Harvard Business School, where he was designated a Baker Scholar, and a Bachelor of Commerce degree from McGill University, where he graduated first overall in the Faculty of Management. David Berman, Co-Founder and Executive Chairman David Berman has been involved in all phases of Tricon’s development since co-founding the Company in 1988. He served as the Company’s Chairman and Chief Executive Officer until March 2015, and has since transitioned into the role of Executive Chairman. Mr. Berman is a member of Tricon’s Executive Committee and is Chair of its Investment Committee. He has close to 50 years of experience in the real estate industry in the United States, Canada and abroad. Mr. Berman began his career in North America in 1978 at what is now Citibank Canada, where he was Vice President of real estate lending. In 1982, he joined First City Development Corporation as Vice President, focusing on real estate acquisitions and equity lending. Prior to co-founding Tricon, Mr. Berman was an Executive Vice President at Lakeview Estates Limited, where he was responsible for land development and single-family homebuilding. Mr. Berman has served on the boards of a number of charitable and educational organizations, including the Royal Conservatory of Music in Toronto, the University of Toronto’s Real Estate Advisory Committee and the Fisher Center at the University of California at Berkeley. Mr. Berman has a Master of Business Administration degree, graduating with high distinction, and a Bachelor of Science degree from the University of the Witwatersrand in Johannesburg, South Africa.

14 2022 ANNUAL INFORMATION FORM TRICON RESIDENTIAL 2022 ANNUAL INFORMATION FORM Geoff Matus, Co-Founder and Director Geoff Matus co-founded Tricon in 1988 and continues to provide consulting services to the Company. He is a member of the Board of Directors, chairs the Executive Committee and is a member of the Investment Committee. Mr. Matus is the Chair and co-founder of Cidel Bank of Canada, an international financial services group. He is also the Chair of The Team Companies, an employer of record payroll provider for the advertising and entertainment industries. He is a past member of the board of Mount Sinai Hospital (where he currently serves on the Research Advisory Committee), the board of Governing Council of the University of Toronto (where he currently chairs the Pension and Endowment Investment Advisory Committee and the Real Estate Committee) and the Canadian Opera Company. He is a director of the MaRS Discovery District (where he is Chair of the Real Estate Committee) and an honorary director and past Chair of the board of directors of the Baycrest Centre for Geriatric Care. He is the honorary Chair of the Hospital for Sick Kids/Nelson Mandela Children’s Hospital Project. Mr. Matus has founded several other companies and remains a director of some of them. In 2005, Mr. Matus received the Jewish Federation award for outstanding service to his community. In 2010, he received the Arbor Award for outstanding service to the University of Toronto and, in 2011, was honored as a “Man of Distinction” by the Israel Cancer Research Fund. Mr. Matus has Bachelor of Commerce and Law degrees from the University of the Witwatersrand in Johannesburg, South Africa, and a Master of Laws degree from Columbia University in New York. In 2018, the University of Toronto conferred upon Mr. Matus an honorary Doctor of Laws degree. Wissam Francis, Executive Vice President and Chief Financial Officer Wissam Francis oversees all aspects of Tricon’s financial management, including financial reporting and analysis, treasury, capital market strategies, investor relations, private capital fundraising, and the internal audit and tax functions. Mr. Francis has extensive experience in financial reporting, capital markets, mergers and acquisitions, corporate finance and strategy formulation. He has more than 20 years of experience in real estate and has been actively involved in a variety of projects and sectors, including residential, retail, industrial, office, mixed-use and development. Before joining Tricon in 2014, Mr. Francis was a senior member of Ernst & Young’s Transaction Real Estate advisory practice. Prior to that, he was the Director of Finance and Acquisitions at First Capital Realty. Mr. Francis has a CPA, CMA designation and a Master of Business Administration degree from Wilfrid Laurier University, a Master of Arts degree in Economics and Statistics from the University of Waterloo, and a Bachelor of Arts degree in Finance and an Honors degree in Economics from the University of Western Ontario. He also completed Harvard Business School’s Leadership for Senior Executives Program. Jonathan Ellenzweig, Executive Vice President and Chief Investment Officer Jonathan Ellenzweig is responsible for the strategic oversight of Tricon’s rental housing and development platforms. He helps design and implement investment strategy, manages relationships with key stakeholders, sources new opportunities and oversees teams responsible for business plan execution and asset management. In addition, Mr. Ellenzweig is a member of Tricon’s Investment Committee and leads its San Francisco office. Since joining Tricon in 2005, Mr. Ellenzweig has been an integral part of many of its defining strategic initiatives, including its initial public offering in 2010, the launch of its single-family rental business in 2012 and its entry into U.S. multi-family rental in 2019. Prior to joining Tricon, Mr. Ellenzweig worked in investment banking in New York and Toronto for Citigroup Global Markets, where he was a member of the coverage and transaction execution teams for financial services and media/telecom companies. He is a member of the Policy Advisory Board of the Fisher Center for Real Estate and Urban Economics at the University of California, Berkeley, plays a leadership role in the Urban Land Institute, and serves on the Board of Directors of the Lark Theatre, a non-profit single-screen arthouse cinema in Marin County, California. Mr. Ellenzweig has an Honors Bachelor of Commerce degree with First Class Honors from Queen’s University.

2022 ANNUAL INFORMATION FORM TRICON RESIDENTIAL 2022 ANNUAL INFORMATION FORM 15 Kevin Baldridge, Executive Vice President and Chief Operating Officer Kevin Baldridge is responsible for the operational oversight of Tricon’s U.S. single-family rental and U.S. and Canadian multi-family rental businesses and is a key partner in establishing the strategic direction of the business. Mr. Baldridge leads Tricon’s organic single-family rental acquisition program and its daily operating activities, including marketing, innovation and IT initiatives. Prior to joining Tricon in 2015, Mr. Baldridge was the President of Irvine Company Apartment Communities, where he was responsible for overseeing all property operations, asset management and acquisitions. Prior to that, he was a Senior Vice President of Boston-based General Investment and Development. Mr. Baldridge is the President and a board member of the National Rental Housing Council and an advisory board member of Zillow. Mr. Baldridge and his wife founded and run Hope in Motion International, a charity that provides medical assistance to orphanages and villages in Latin America. He has also held board positions on the National Multifamily Housing Council, the California Apartment Association, Serving People in Need and JSerra High School. Mr. Baldridge has a Bachelor of Arts degree in Economics from the University of California, Los Angeles and a Master of Science degree in Finance and Accounting from the London School of Economics. David Veneziano, Executive Vice President, Chief Legal Officer and Corporate Secretary David Veneziano is responsible for overseeing all legal affairs and governance matters related to Tricon Residential’s operational and strategic objectives. Mr. Veneziano has been Tricon’s General Counsel since 2014, providing advice on all aspects of its operations, investments, corporate structuring and finance, compliance and corporate governance. He is also Tricon’s Corporate Secretary and its Chief Compliance Officer. Before joining Tricon in 2014, Mr. Veneziano served as Vice President and General Counsel of Leisureworld Senior Care Corporation (now Sienna Senior Living), where he was responsible for all legal and governance matters. Prior to working at Leisureworld, Mr. Veneziano practiced law at Goodmans LLP, where he advised a wide array of public and private enterprises in matters relating to tax, mergers and acquisitions, corporate finance, compliance and restructuring. Mr. Veneziano is a graduate of the University of Toronto Law School and has a Bachelor of Science (Honors) degree in Human Biology and Bioethics from the University of Toronto, from which he graduated with high distinction. Sherrie Suski, Executive Vice President and Chief People Officer Sherrie Suski is responsible for overseeing Tricon’s human resources function, including the sourcing, recruiting, vetting, hiring, development and retention of employees. She acts as a strategic business advisor to the executive team and departmental heads regarding key business and management issues, organizational strategy and operational effectiveness, and helps elevate team performance through innovative leadership. In order to further Tricon’s ambitious growth plans, Ms. Suski focuses on the hiring, training and development of caring, talented employees – as they are the foundation and future leaders of Tricon Residential. Ms. Suski brings to Tricon more than 20 years of experience in building, inspiring and retaining high-performance teams. Prior to joining Tricon in 2015, she led human resources and administrative functions for several large multinational organizations and numerous venture-backed start-ups, including in the high-tech and big data space. Ms. Suski is a member of the invitation-only Forbes Human Resources Council and is a regular contributor to Forbes. Ms. Suski has a Bachelor of Arts degree in Psychology from the University of California, Irvine, where she graduated Cum Laude and Phi Beta Kappa, and a Master of Arts degree in Organizational Psychology from California State University, Long Beach. Gina McMullan, Chief Accounting Officer Gina McMullan is responsible for overseeing all aspects of Tricon’s corporate accounting, public company financial reporting, private funds and advisory reporting, and accounting policy functions and is responsible for the property accounting operations of Tricon’s single-family and multi-family rental portfolios, as well as leading technical research and applying a sound accounting approach to all complex strategic transactions. Ms. McMullan’s full biography can be found on the Company’s website. Alan O’Brien, Chief Resident Experience Officer Alan O’Brien is responsible for oversight of Tricon’s property management business, including leasing, maintenance, call center operations and customer service, and is a thought leader in process improvement and efficiency through innovation and the employment of technology. Mr. O’Brien’s full biography can be found on the Company’s website. Douglas P. Quesnel, Chief Transformation Officer Douglas Quesnel is responsible for executing Tricon’s enterprise transformation strategy through effective end-to-end integration within and between functional areas, continuous technology enablement and the optimization of service delivery models to support the growth of the business. He is responsible for financial business systems development, policy formulation and governance, and new business advisory. Mr. Quesnel’s full biography can be found on the Company’s website.

16 2022 ANNUAL INFORMATION FORM TRICON RESIDENTIAL 2022 ANNUAL INFORMATION FORM Andy Carmody, Senior Managing Director, Investments and Head of Sustainability Andy Carmody oversees Tricon’s U.S. residential development and single-family build-to-rent business, in which role he designs and implements strategy, manages relationships with key stakeholders, sources investment opportunities and oversees the investment team responsible for business plan execution and asset management. Mr. Carmody is also Head of Sustainability, which includes overseeing the development and implementation of Tricon’s ESG program. Mr. Carmody’s full biography can be found on the Company’s website. Andrew Joyner, Managing Director, Investments Andrew Joyner leads Tricon’s Canadian multi-family rental business, in which role he designs and implements strategy, sources investment opportunities, manages senior relationships with joint venture partners and oversees teams responsible for business plan execution, including development, construction and ongoing asset management. Mr. Joyner’s full biography can be found on the Company’s website. Bill Richard, Managing Director, Asset Management and Acquisitions Bill Richard oversees the asset management of Tricon’s rental housing portfolio, as well as single-family rental acquisitions, in which roles he is responsible for portfolio analytics and optimization, revenue management, ancillary revenue, and Tricon’s national organic single-family rental acquisition program. Mr. Richard’s full biography can be found on the Company’s website. Rick Timmins, Managing Director, Investments Rick Timmins manages strategic growth initiatives for Tricon’s U.S. multi-family and single-family rental businesses and is responsible for joint venture capital-raising and structuring, investment management and strategic growth planning, as well as maintaining key private investor relationships. Mr. Timmins’ full biography can be found on the Company’s website. Julie Burdick, Managing Director, Investments Julie Burdick is focused on driving strategic growth and spearheading major operational initiatives across Tricon’s rental housing platforms. She also sources and leads a variety of acquisition opportunities in the U.S. Ms. Burdick’s full biography can be found on the Company’s website. Evelyne Dubé, Managing Director, Private Funds Evelyne Dubé is responsible for Tricon’s private capital-raising team, business development efforts and sustainability initiatives and serves as the primary liaison with institutional investors in private investment strategies, including pension funds, insurance companies and sovereign wealth funds. Ms. Dubé’s full biography can be found on the Company’s website. Wojtek Nowak, Managing Director, Capital Markets Wojtek Nowak is responsible for managing Tricon’s budgeting, planning and financial analysis functions, public markets investor relations and sustainability initiatives and also serves as a key liaison for Tricon’s shareholders, research analysts and capital markets partners. Mr. Nowak’s full biography can be found on the Company’s website. David Mark, Managing Director, Finance David Mark is responsible for Tricon’s debt financing activities in the U.S. and Canada, including managing the origination, structuring, negotiation and execution of all debt solutions. Mr. Mark’s full biography can be found on the Company’s website. Ali Merali, Head of Strategic Initiatives Ali Merali is responsible for managing Tricon’s strategic initiatives and operational priorities, working closely with leadership teams from across the organization to ensure seamless cross-functional collaboration, effective communication, and informed decision-making. Mr. Merali’s full biography can be found on the Company’s website. Reshma Block, Head of Innovation and Technology Reshma Block is responsible for providing IT leadership and strategic direction for Tricon and for introducing innovative new technologies that improve the resident experience and advance the enterprise’s operating efficiencies. Ms. Block’s full biography can be found on the Company’s website. John English, Head of Development John English is responsible for overseeing the development of all Tricon’s Canadian multi-family projects and leads cross-functional teams through the project underwriting, municipal approvals, design, budgeting and construction processes. Mr. English’s full biography can be found on the Company’s website. Sandra Pereira, Senior Vice President, Head of Tax Services Sandra Pereira is responsible for Tricon’s global tax function, including strategy, planning, reporting, governance and tax compliance matters. Ms. Pereira’s full biography can be found on the Company’s website.

2022 ANNUAL INFORMATION FORM TRICON RESIDENTIAL 2022 ANNUAL INFORMATION FORM 17 Jude Fitzgerald, Head of Marketing and Communications Jude Fitzgerald is responsible for all aspects of creating, building and bringing to life the Tricon Residential brand across U.S. and Canadian markets, and aligning Tricon’s marketing and communications programs with its business, financial and people first goals. Ms. Fitzgerald’s full biography can be found on the Company’s website. Thomas Walsh, General Counsel, Property Operations Thomas Walsh is responsible for overseeing all property-related legal, compliance and strategic risk management for Tricon. Mr. Walsh’s full biography can be found on the Company’s website. Employees As of December 31, 2022, Tricon had 1,010 employees in Toronto, Ontario, San Francisco and Orange County, California, and in its field offices across the United States and Canada. In addition, The Johnson Companies LP and its subsidiaries employ approximately 94 individuals. RISK FACTORS There are certain risks inherent in the Company’s activities and those of its investees, including the ones described below, which may impact the Company’s financial and operating performance, the value of its investments and the value of its securities. The risks described below are not the only ones facing the Company and holders of Common Shares. Additional risks not currently known to us or that we currently consider to be immaterial may also affect our activities. General Economic Conditions The success of our business is highly dependent upon conditions in the Canadian and United States real estate markets (and in particular the residential sector) and economic conditions throughout North America that are outside our control and difficult to predict. Factors such as interest rates, housing prices, availability of credit, inflation rates, energy prices, economic uncertainty, changes in laws (including laws relating to taxation), trade barriers, currency exchange rates and controls, and national and international political circumstances (including wars, terrorist acts or security operations) could have a material negative impact on our financial performance and the value of our investments. With respect to the current economic environment, the COVID-19 pandemic and resulting economic impact, including increased inflation and related increased interest rates, have created significant volatility in financial and commodity markets. The pandemic and its aftermath may result in a global recessionary environment with continued market volatility. Such unpredictable or unstable market conditions, adverse economic conditions, or volatility in the capital markets may result in reduced opportunities to find suitable risk-adjusted investments to deploy capital, may reduce the market value of our assets, and may make it more difficult for the Company and its Investment Vehicles to generate revenues or to exit and realize value from existing real estate holdings, any of which could materially adversely affect our revenues, the value of our investments, and our ability to raise and deploy new capital and sustain our profitability and growth. Real Estate Industry Conditions The residential real estate industry is cyclical and is significantly affected by changes in general and local economic and industry conditions, such as employment levels, availability of financing for homebuyers, interest rates, consumer confidence, levels of new and existing homes for sale, demographic trends and housing demand. In addition, an oversupply of new homes or alternatives to new homes, such as resale homes, including homes held for sale by investors and speculators, foreclosed homes and rental properties, may reduce the ability to rent or sell residential properties, depress prices and reduce margins from the rental and sale of residential properties. Conversely, if property prices in target markets increase at a rate faster than rents, this could result in downward pressure on gross rental yields and impact the ability to make acquisitions. A similar situation could arise in the climate of rising interest rates. Any of these factors could negatively impact the Company’s financial condition and performance. Builders, developers and renovators are also subject to risks related to the availability and cost of materials and labor, and adverse weather conditions that can cause delays in construction schedules and cost overruns. Furthermore, the market value of undeveloped land, buildable lots and housing inventories can fluctuate significantly as a result of changing economic and real estate market conditions and may result in impairment charges. If there are significant adverse changes in economic or real estate market conditions, residential properties may have to be sold at a loss, rented at less than expected rates, or held longer than planned. These circumstances can result in losses in a poorly performing investment or market. If market conditions deteriorate, the Company’s financial condition and performance may be adversely impacted.

18 2022 ANNUAL INFORMATION FORM TRICON RESIDENTIAL 2022 ANNUAL INFORMATION FORM Indebtedness and Rising Interest Rates The degree to which the Company is leveraged could have important consequences to the Company, including: (i) the Company’s future ability to obtain additional financing for working capital, capital expenditures or other purposes may be limited; (ii) the Company may be unable to refinance indebtedness on terms acceptable to the Company or at all; (iii) a significant portion of the Company’s cash flow could be dedicated to the payment of the principal of and interest on its indebtedness, thereby reducing funds available for future operations, capital expenditures and/or dividends on its Common Shares and increasing the risk of default on the Company’s debt obligations; (iv) the Company’s financial performance may be negatively impacted by rising interest rates; and (v) the Company may be more vulnerable to economic downturns and be limited in its ability to withstand competitive pressures. In addition to the potential consequences noted above, rising interest rates may impact the Company’s ability to finance its future growth and cause the Company to slow its property acquisition pace, which itself could impact its ability to earn rent and fee revenue, raise future investment vehicles, or optimize its portfolio, all of which could negatively impact its financial condition and performance. Moreover, rising interest rates, decreased availability of mortgage financing or of certain mortgage programs, higher down payment requirements or increased monthly mortgage costs may increase the cost of capital for the Company and may lead to reduced demand for new home sales and resales and mortgage loans, which could negatively impact our financial condition and performance. The Company manages interest rate risk by structuring its financings to stagger the maturities of its debt, thereby mitigating the exposure to interest rate and other credit rate fluctuations. However, there can be no assurance that the Company will be able to continue to stagger and fix its debt in the future on favorable terms or at all. Inflation In an attempt to combat recent inflation through cooling demand, the Bank of Canada and the Federal Reserve have tightened monetary policy through fiscal 2022 by increasing the overnight lending rate. In a rising interest rate environment, the cost of acquiring, financing, developing, expanding and renovating investment properties also increases, and together with upward pressure on capitalization rates and decreased investment property demand, the Company’s investment property values may decline as a result. Inflation in Canada and the U.S. is currently at historically high levels. The rate of inflation impacts the general economic and business environment in which the Company operates. Recent inflationary pressures experienced domestically and globally, external supply constraints, tight labor markets and strong demand for goods and resources, together with the imposition by governments of higher interest rates or wage and price controls as a means of curbing inflationary increases, will put pressure on the Company’s development, financing, operation and labor costs and could negatively impact levels of demand for real property. Accordingly, continued inflationary pressures and the resulting economic impacts may adversely affect our financial condition and results of operations. If inflation at elevated levels persists and interest rates continue to climb, an economic contraction is possible. Higher inflation and the prospect of moderated growth also negatively impacts the debt and equity markets in which the Company seeks capital, and in turn might impact our ability to obtain capital in the future on favorable terms, or at all. While the Company’s portfolio and market position, as well as its stable resident base, provide it with flexibility to navigate volatile economic conditions, there can be no assurances regarding the impact of a significant economic contraction on the business, operations, and financial performance of the Company. Portfolio Concentration Although our real estate holdings span numerous markets across North America, real estate is a local business, and our revenues are directly and indirectly derived from residential real estate located in our primary geographic markets. A prolonged downturn in the economies of these markets, or the impact that a downturn in the overall national economies of the United States or Canada may have upon these markets, could negatively impact our financial condition and performance. Furthermore, because we are focused on residential real estate (as compared to a more diversified real estate portfolio), a decrease in demand specifically for residential real estate could adversely affect our financial condition and performance.

2022 ANNUAL INFORMATION FORM TRICON RESIDENTIAL 2022 ANNUAL INFORMATION FORM 19 Competition The residential real estate business is competitive and each segment of our business is subject to competition in varying degrees. We compete on the basis of a number of factors, including, but not limited to, the quality of our employees, transaction execution, innovation, reputation and above all, our rental operations. Numerous developers, managers and owners of properties compete with the Company in seeking attractive residents and home purchasers, in the efficiency of their operations, and in the quality of their service offering. In addition, there is significant competition for suitable real property investments, with other operators and investors seeking similar assets to those targeted by the Company. A number of these investors may have greater financial resources than those of the Company, or operate without the same investment or operating restrictions. An increase in competition for real property investments may increase purchase prices, diminish the number of suitable investments available, and reduce the ability to achieve optimal portfolio size or expected yields, which could impact the Company’s investments and financial performance. Furthermore, we compete in pursuit of investor capital to be invested in our securities and Investment Vehicles. Competition for investor capital, in particular, is intense and investors are increasingly seeking to manage their own assets or reduce their management fees. Further, our competitors may have certain competitive advantages, including greater financial, technical, marketing and other resources, more personnel, less onerous regulatory requirements, or a lower cost of capital, and access to funding sources or other resources that are not available to us. These pressures, or an increase in competition, could impact our revenues and operating margins and negatively affect our overall financial condition. The residential, development, homebuilding, renovation and rental industries are themselves highly competitive. Residential developers, homebuilders, renovators and operators compete not only for homebuyers and/or tenants on the basis of price and product offering, but also for desirable properties, building materials, labor and capital. Competitive conditions in the industry could result in: difficulty in acquiring suitable properties at acceptable prices; increased selling or rental incentives; lower sales volumes and prices; higher vacancy; lower profit margins and development yields; impairments in the value of inventory and other assets; increased construction costs; and delays in construction. These factors may negatively impact the Company’s financial condition and performance. Investment Pipeline An important component of the Company’s growth strategy is the ongoing availability of attractive real estate acquisition or investment opportunities. If we are not able to find sufficient residential real estate investments in a timely manner, our performance could be adversely affected. Furthermore, if we do not have sufficient investment opportunities, we may elect to limit our growth and reduce the rate at which we attract third-party capital, which could impact our growth plans and revenues. Finally, a scarcity of desirable investment opportunities may lead us to make investments with lower expected returns than those we have historically targeted. Any of these factors could negatively impact our financial condition and performance. Liquidity Risk Residential real estate assets generally cannot be sold quickly, particularly if local market conditions are poor. As a result, the Company may not be able to acquire or sell assets promptly in response to economic or other conditions. If the Company were required to quickly liquidate its assets, there is a risk that we would realize sale proceeds of less than the current book value of our real estate investments. This inability to promptly reallocate capital or exit the market in a timely manner could adversely affect the Company’s financial condition and performance. Additionally, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we invest. These restrictions could reduce our ability to respond to changes in the performance of our portfolios and could adversely affect our financial condition and performance. Transaction Execution Before making investments, we conduct extensive due diligence reviews that we deem reasonable and appropriate based on the facts and circumstances applicable to each asset. Our due diligence process includes in-depth reference checks of developers (where applicable), environmental audits, market analysis, site analysis, financial and construction cost analysis and legal review. When conducting due diligence, we may be required to evaluate important and complex business, financial, tax, accounting, environmental and legal issues. Outside consultants, legal advisors, accountants and investment banks may be involved in the due diligence process in varying degrees depending on the asset class and size of transaction. Nevertheless, when conducting due diligence, we rely on the resources available to us, including information provided by the developer or operating partner (where applicable) and, in some circumstances, third-party investigations. The due diligence investigation that we carry out with respect to any investment opportunity may not reveal or highlight all relevant facts that may be necessary or helpful in evaluating such opportunity. Moreover, such an investigation will not necessarily result in the investment being successful. Unknown factors or unforeseen risks may cause performance to fall short of expectations and may negatively impact our financial condition and performance.

20 2022 ANNUAL INFORMATION FORM TRICON RESIDENTIAL 2022 ANNUAL INFORMATION FORM Benchmark Interest Rate Reform Risk Regulators in the United Kingdom and elsewhere have recommended and are seeking to implement broad changes to benchmark interest rates, such as London Interbank Offered Rate (“LIBOR”). The transition away from the widespread use of LIBOR and such other benchmark rates to alternative reference rates and other potential interest rate benchmark reforms is expected to continue in the short term. For example, the current U.S. dollar LIBOR publication is scheduled to end by June 30, 2023. On December 16, 2022, the United States Federal Reserve Board adopted a final rule that implements the Adjustable Interest Rate (LIBOR) Act by identifying benchmark rates based on Secured Overnight Financing Rate (“SOFR”) that will replace LIBOR in certain financial contracts after June 30, 2023. The discontinuation of LIBOR, and the transition to SOFR and other alternative reference rates, could lead to market instability, and could adversely impact the pricing, liquidity, value or return of the Company’s debt instruments, affect the Company’s ability to meet its payment obligations thereunder, require extensive changes to documentation, result in disputes, or cause the Company to incur additional costs and interest rate expense. Depending on these and several other factors, many of which are beyond the Company’s control, the Company’s business, financial condition and results of operations could be materially adversely impacted by such market transition and reform of benchmark interest rates. It remains uncertain how such changes would be implemented and the effects such changes may have on the Company, its business, financial condition and results of operations, its investees and financial markets generally. The Company continues to actively monitor these potential changes and to include alternative rate-setting methodologies in its newly issued debt instruments. Sustaining Growth Our continuing growth has caused, and if it continues will continue to cause, significant demands on our legal, accounting and operational infrastructure, and increased expenses. In addition, we are required to continuously develop our systems and infrastructure in response to the increasing sophistication of the residential real estate investment industry, the investment management market, and legal, accounting and regulatory developments. Our future growth will depend, among other things, on our ability to maintain an operating platform and management systems sufficient to address our growth, and will require us to incur additional expenses and to commit additional senior management and operational resources. There can be no assurance that we will be able to manage our expanding operations effectively or that we will be able to continue to grow, and any failure to do so could adversely affect our ability to generate revenue and control our expenses. Insurance We have various types of insurance, including errors and omissions insurance and general commercial liability insurance as well as relevant insurance obtained to protect the value of our assets. The adequacy of insurance coverage is evaluated on an ongoing basis, including the cost relative to the benefits. However, there can be no assurance that potential claims or losses will not exceed the limits, or fall outside the scope, of available insurance coverage or that any claim or claims will be ultimately satisfied by an insurer. A loss or judgment in excess of available insurance or in respect of which insurance is not available could have a material adverse effect on our financial condition and the value of our assets. There can be no assurance that insurance coverage on favorable economic terms will continue to be available in the future. Environmental Risk Our real estate portfolios are subject to various Canadian and United States federal, provincial, state and municipal laws relating to environmental matters. These laws could hold developers or property owners liable for the costs of removal and remediation of certain hazardous substances or wastes released or deposited on properties or disposed of at other locations. The failure to remove or remediate such substances, if any, or to address such matters through alternative measures prescribed by the governing authority, could adversely affect the developer’s or owner’s ability to sell the properties or to borrow using real estate as collateral, and could potentially result in claims or other proceedings. We are not aware of any material non-compliance with environmental laws in respect of our assets or those in which our Investment Vehicles invest. We are also not aware of any material pending or threatened investigations or actions by environmental regulatory authorities, or any material pending or threatened claims relating to environmental conditions, in connection with any of the residential real estate in which we or our Investment Vehicles invest. Environmental laws and regulations can change rapidly and may impose more stringent environmental laws and regulations in the future, increasing the risk of non-compliance. Non-compliance with applicable environmental laws and regulations, or compliance with more stringent legislative frameworks, could have an adverse effect on our financial condition and performance.

2022 ANNUAL INFORMATION FORM TRICON RESIDENTIAL 2022 ANNUAL INFORMATION FORM 21 Disease Outbreak Risks A local, regional, national or international outbreak of a contagious disease, including, but not limited to, the ongoing COVID-19 pandemic, Middle East Respiratory Syndrome, Severe Acute Respiratory Syndrome, H1N1 influenza virus, avian flu, or any other similar illness could result in or continue to result in: a general or acute decline in economic activity in the regions where the Company holds assets and conducts business, a decrease in the willingness or ability of the general population to travel, staff and labor shortages, diversion of management attention, reduced resident and customer traffic and demand, reduced employment and financial wherewithal of our residents, mobility restrictions and other quarantine measures, supply shortages, increased government regulation (including regulations impacting property operations, limiting rent increases or limiting eviction actions), and the quarantine or contamination of one or more of the Company’s rental properties. Contagion in a Tricon building or market in which the Company operates could negatively impact the Company’s occupancy, its reputation or the attractiveness of that market. An outbreak may affect a resident’s ability to meet their payment obligations, by disrupting their employment or income, and negatively impacting local, national or global economies. These and other related consequences could negatively impact: rental revenue, the ability to collect rent and enforce leases, fee income and other revenue sources, vacancy levels, mortgage renewals and refinancings, rental rates and for-sale housing prices, property values, bad debt expense, liquidity, the Company’s ability to grow and expand its portfolios, development timelines, project cash flows, compliance with debt covenants and default risk, and the Company’s ability to achieve its financial and strategic goals and targets. In addition, the Company’s response to such a crisis may be made in the context of economic and epidemiological uncertainty and changing legal regulations, which may increase the risk of legal or regulatory liability to the Company. Increased government regulation in response to the COVID-19 pandemic specifically, or other similar outbreaks, could result in legislation or regulations that may restrict the Company’s ability to enforce material provisions under its leases, among the other potential adverse impacts noted above. Additionally, the COVID-19 pandemic and its aftermath have resulted in a general economic downturn and increased volatility in financial markets, which may negatively impact the market price for the Company’s securities and could create difficulty in raising capital in debt and equity markets, both of which could adversely affect the Company’s operations and financial performance. In addition, the pandemic may result in a global recessionary environment with continued market volatility, which could further impact the Company’s operations and financial performance. While governments and central banks have implemented monetary and fiscal measures intended to stabilize economic conditions, the impact of these measures remains uncertain. The COVID-19 pandemic continues to evolve, and the duration and impact of such outbreak and its aftermath is currently unknown. As such, it is not possible to reliably estimate the length and severity of COVID-19-related impacts on the financial results and operations of the Company. Climate Change Risks To the extent that significant changes in the climate occur in areas where our properties are located, increasingly extreme weather, changes in precipitation, flooding, wildfires, hurricanes and rising temperatures in those areas may result in physical damage to, or a decrease in demand for, properties located in those areas or affected by those conditions. Should the impact of climate change be material in nature, including significant property damage to or destruction of our properties, or occur for lengthy periods of time, our financial condition and performance may be adversely affected. Climate change, to the extent it causes changes in weather patterns, could also increase the cost of property insurance and utilities at our properties and impact demographic trends in ways that result in decreased demand for our properties. In addition, changes in federal, provincial, state and local laws based on concerns about climate change could result in reduced operational flexibility and/or increased expenses on our existing properties (for example, to improve their energy efficiency and/or resistance to inclement weather or to reduce their carbon footprint) without a corresponding increase in revenue, which could adversely affect our performance. Lenders, investors, credit rating agencies and regulators are increasingly viewing climate change as an important issue that requires greater consideration. An unsuccessful investment strategy and operational management plan concerning climate change may have an adverse effect on the Company’s ability to raise funds via debt and/or equity, as well as related investment returns and sentiment. While the Company evaluates the potential impact of climate change and material risks on a regular basis, as well as maintains adequate insurance coverage for weather-related events, there is no certainty that such a strategy will mitigate any material adverse effects on the Company or its properties.

22 2022 ANNUAL INFORMATION FORM TRICON RESIDENTIAL 2022 ANNUAL INFORMATION FORM Conflicts of Interest Some of the parties in which and with which we currently invest may have competing interests in the markets in which Tricon invests. While the Company takes precautions and negotiates contractual restrictions in definitive legal documentation in order to avoid such conflicts, conflicts of interest may nonetheless arise and may have an adverse effect on the Company’s financial condition and performance. Certain of the directors and officers of the Company may also serve as directors and/or officers of other companies and consequently the possibility exists for such directors and officers to be in a position of conflict. Any decision made by any such director or officer involving the Company is to be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company, but there can be no assurance that a conflict of interest will not have an adverse effect on the Company or its financial condition. Management Team The Company’s executive officers and other senior management have a significant role in our success and oversee the execution of our strategy. Our continued ability to respond promptly to opportunities and challenges as they arise depends on cooperation across our organization and our team-oriented management structure, which benefits greatly from management continuity. Our ability to retain our management group or attract suitable replacements, should any members of the management group leave, is dependent on, among other matters, the competitive nature of the employment market and the career opportunities that we can offer. Ensuring that we continue to pay market compensation in order to retain key professionals may lead to increasing costs. We have experienced departures of key professionals in the past and may do so in the future, and we cannot predict the impact that any such departures will have on our ability to achieve our objectives. Competition for the best people is intense and the loss of services from key members of the management group or a limitation in their availability could adversely impact our financial performance. Furthermore, such a loss could be negatively perceived in the capital markets. Government Regulation The Company’s activities are subject to numerous regulations across various jurisdictions in North America. Changes in legislation and regulation could result in increased costs, limitations on the Company’s ability to carry on its business in certain jurisdictions, and increased risk of non-compliance, which could adversely affect the Company’s financial condition and performance. Certain jurisdictions have enacted residential tenancy legislation which imposes, among other things, rent control guidelines that limit the ability to raise rental rates at residential properties. In addition to limiting the ability to raise rental rates, residential tenancy legislation in some jurisdictions prescribes certain limitations on terminations of residential tenancies. Certain jurisdictions enacted rent control regulations and/or eviction moratoria in response to the COVID-19 pandemic. It is possible that future similar changes in applicable federal, provincial, state, local, or common laws or regulations or changes in their enforcement or regulatory interpretation could result in changes in the legal requirements affecting the Company (including with retroactive effect). Any changes in the laws to which the Company is subject could materially adversely affect the Company’s rights and title to its assets or its ability to carry on its business in the ordinary course. In particular, any limits on the Company’s ability to raise rental rates at its properties, to terminate defaulting tenancies, or to lease its properties or otherwise carry on its businesses, may adversely affect our financial condition and performance. Acquisitions and development projects undertaken by the Company may require zoning and other approvals from local government agencies. The process of obtaining such approvals may take months or years, and there can be no assurance that the necessary approvals for any particular project will be obtained. Holding costs accrue while regulatory approvals are being sought, and delays could negatively impact performance. Construction Industry Risks Our success is very often dependent on stability in the construction industry. This industry may from time to time experience significant difficulties in the supply of materials and services, including with respect to: shortages of qualified tradespeople; labor disputes; shortages of building materials; unforeseen environmental and engineering problems; and increases in the cost of certain materials. When any of these difficulties occur, it may cause delays and increase anticipated costs, which could adversely affect the Company’s financial condition and performance.

2022 ANNUAL INFORMATION FORM TRICON RESIDENTIAL 2022 ANNUAL INFORMATION FORM 23 Taxation Risks We endeavor to structure our holdings and operations to be efficient under the prevailing U.S. and Canadian tax frameworks. Changes in tax legislation or policy could adversely affect the after-tax return we can earn on our investments and activities, capital available for growth and investment (including from our institutional investors), and the willingness of investors to acquire our securities or invest in our Investment Vehicles. A number of other factors may increase our effective tax rates, which would have a negative impact on our net income. These include, but are not limited to, changes in the valuation of our deferred tax assets and liabilities, and any reassessment of taxes by a taxation authority. Furthermore, tax changes (such as rising property and franchise tax rates) could impact the efficiency of our operations and could also impact the overall economic conditions relevant to the success of our business. For example, in the United States, the significant expenses of owning a home, including mortgage interest and state and property tax, are generally deductible for tax purposes (subject to various limitations). Any changes to modify these benefits could increase the after-tax cost of owning a new home, which could adversely impact housing demand and/or sales prices. Cybersecurity and Information Technology Risks Cyberattacks are increasingly common and sophisticated, leading to unauthorized access and fraudulent activities threatening the confidentiality, integrity or availability of our information resources. Cyberattacks could cause disruption of operations, data corruption or theft of confidential information. Given the increased work from home arrangements which continue in the wake of the COVID-19 pandemic, Tricon’s reliance on using information technology systems is further elevated during this time period. The consequences of cybersecurity risk may include remediation costs, additional regulatory scrutiny, litigation and reputational damage, any of which could negatively impact our financial condition and performance. We have security procedures and measures in place to protect our systems and information from cyberattacks and we monitor our systems for malicious threats in an effort to ensure we maintain high privacy and security standards; however, these measures do not guarantee that the Company’s financial or operational results will not be negatively impacted by such an incident. The protection of resident, employee, and company data is critically important to the Company. The Company’s business requires it, including some of its vendors, to use and store personally identifiable and other sensitive information of its residents and employees. The collection and use of personally identifiable information are governed by U.S. and Canadian federal and state/ provincial laws and regulations. Privacy and information security laws continue to evolve and may be inconsistent from one jurisdiction to another. Compliance with all such laws and regulations may increase the Company’s operating costs and adversely impact the Company’s ability to market the Company’s properties and services. The security measures put in place by the Company and its vendors cannot provide absolute security, and the Company and its vendors’ information technology infrastructure may be vulnerable to criminal cyberattacks or data security incidents, including ransom of data such as resident and/or employee information, due to employee error, malfeasance, or other vulnerabilities. Any such incident could compromise the Company’s or such vendors’ networks, and the information stored by the Company or such vendors could be accessed, misused, publicly disclosed, corrupted, lost, or stolen, resulting in fraud, including wire fraud related to Company assets, or other harm. Moreover, if a data security incident or breach affects the Company’s systems or such vendors’ systems or results in the unauthorized release of personally identifiable information, the Company’s reputation and brand could be materially damaged and the Company may be exposed to a risk of loss or litigation and possible liability, including, without limitation, loss related to the fact that agreements with such vendors, or such vendors’ financial condition, may not allow the Company to recover all costs related to a cyber breach for which they alone, or they and the Company, should be jointly responsible, which could result in a material adverse effect on the Company’s business, results of operations and financial condition. Privacy and information security risks have generally increased in recent years because of the proliferation of new technologies, such as ransomware, and the increased sophistication and activities of perpetrators of cyberattacks. In the future, the Company may expend additional resources to continue to enhance the Company’s information security measures and/or to investigate and remediate any information security vulnerabilities. Despite these steps, there can be no assurance that the Company will not suffer a data security incident, that unauthorized parties will not gain access to sensitive data stored on the Company’s systems, or that any such incident will be discovered in a timely manner. Further, the techniques used by criminals to obtain unauthorized access to sensitive data, such as phishing and other forms of human engineering, are increasing in sophistication and are often novel or change frequently; accordingly, the Company may be unable to anticipate these techniques or implement adequate preventative measures.

24 2022 ANNUAL INFORMATION FORM TRICON RESIDENTIAL 2022 ANNUAL INFORMATION FORM If the Company does not allocate and effectively manage the resources necessary to build and sustain reliable information technology infrastructure, fails to timely identify or appropriately respond to cybersecurity incidents, or the Company’s or its third-party vendors’ information systems are damaged, destroyed, shut down, interrupted or cease to function properly, the Company’s business could be disrupted and the Company could, among other things, be subject to: the loss of or failure to attract new residents; the loss of revenue; the loss of or unauthorized access to confidential information or other assets; the loss of or damage to trade secrets; damage to its reputation; litigation; regulatory enforcement actions; violation of privacy, security or other laws and regulations; and remediation costs. To reduce the level of vulnerability to information security risks, the Company has implemented various security measures, including the monitoring, testing and maintenance of protective systems and contingency plans, in order to protect and to prevent unauthorized access to confidential and personal information and to reduce the likelihood of disruptions to its information technology systems. Access to confidential and personal information is controlled through organizational measures and technical information technology security mechanisms. The Company is not audited or certified to top information security standards; however, the Company’s external auditors review the Company’s internal controls with respect to information technology as part of their general financial audit. The Company has cybersecurity insurance coverage and continues to monitor and assess the risks surrounding the collection, usage, storage, protection, and retention/destruction practices of confidential and personal information. The Company’s management, Audit Committee and Board are responsible for the review and oversight of the Company’s privacy, information technology and cybersecurity risk exposures. Reputational Risk The Company relies on its continuing positive reputation to maintain its financial condition and performance. Challenges to Tricon’s reputation resulting from negative publicity or public sentiment regarding the Company, its business, or the rental housing industry in general, could negatively impact the Company in numerous ways that may be difficult to predict, but which may include reducing demand for the Company’s homes and services (including reducing the Company’s ability to form new Investment Vehicles) or informing regulatory actions which may impact the Company and its business. Expanding Social Media Vehicles The use of social media could cause the Company to suffer brand damage or information leakage. Negative posts or comments about the Company or its properties on any social networking website could damage the Company’s reputation. In addition, employees or others might disclose non-public sensitive information relating to the Company’s business through external media channels. The continuing evolution of social media will present the Company with new challenges and risks. Lease Renewal and Turnover Risk If a resident decides to vacate a rental property, whether as a result of deciding not to renew their lease or by vacating prior to the expiry of the lease, the Company may not be able to re-let that property in a short amount of time or at all. Additionally, even if we are successful in renewing a lease or re-letting a property, the terms of the renewal or re-letting may be less favorable than the original terms. The ability to rent residential properties is affected by many factors, including changes in general economic conditions (such as the availability and cost of mortgage funds, vacancy rates, the availability of suitable potential residents and the job market for prospective residents), local conditions (such as an oversupply of space or a reduction in demand for real estate in the area), government regulations, changing demographics or social preferences, competition from other available properties, and various other factors. If the Company is unable to promptly renew leases or re-let properties, or if the rental rates upon renewal or re-letting are significantly lower than expected rates, our financial condition and performance may be negatively impacted. Furthermore, if a significant number of residents are unable to meet their obligations under their leases or if a significant number of properties become vacant and cannot be re-let on economically favorable terms, the Company may not generate revenues sufficient to meet operating expenses, including debt service and capital expenditures.

2022 ANNUAL INFORMATION FORM TRICON RESIDENTIAL 2022 ANNUAL INFORMATION FORM 25 Resident Default The success of the Company’s rental operations depends in large part upon the ability to attract and retain qualified residents. This will depend, in turn, upon the ability to screen applicants, identify qualified residents, and avoid residents who may default. The Company relies on information supplied by prospective residents in their rental applications to make leasing decisions, and this information may not be accurate. The Company may not successfully screen applicants, and as a result, may rent to residents who default on leases or fail to comply with the terms of the lease or applicable homeowners’ association regulations, which may negatively affect financial performance, reputation, and the quality and value of our properties. In the event of a resident default or bankruptcy, we may experience delays in enforcing our rights as landlord and obtaining possession of the premises and may incur legal, maintenance and other costs in protecting the value of our assets. In addition, we will incur turnover costs associated with re-letting the property such as marketing and brokerage commissions, will not collect revenue while the property sits vacant, and may be unable to re-let the property at the rental rate previously received. Reliance on Vendors The Company relies on local vendors and service providers, including house renovation professionals, maintenance providers, leasing agents and property management companies in situations where it is cost-effective to do so or if our internal staff is unable to perform these functions. We generally do not have exclusive or long-term contractual relationships with any of these providers, and can provide no assurance that we will have uninterrupted or unlimited access to their services. Furthermore, selecting, managing and supervising these service providers requires significant management resources and expertise. Poor performance by service providers, especially those who interact with residents at our properties, will reflect poorly on the Company, could significantly damage our reputation among desirable residents, and potentially impact financial performance. Moreover, notwithstanding efforts to implement and enforce strong policies and practices regarding service providers, we may not successfully detect and prevent fraud, incompetence or theft by service providers, which could expose us to liability or responsibility for associated damages and cause us to incur fines or penalties. In addition, any delay in identifying a service provider or removal or termination of existing service providers would require the Company to seek new vendors or providers, which could create delays and adversely affect financial and operating results. Increased Expenses The failure to maintain stable or increasing average monthly rental rates combined with acceptable occupancy levels would likely have a material adverse effect on our business, cash flows, financial condition and results of operations. Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made throughout the period of ownership of real property regardless of whether a property is producing any income. There is a risk that property taxes may be increased as a result of revaluations of properties and their adherent tax rates. In some instances, enhancements to properties may result in significant increases in property assessments following a revaluation. Additionally, our operating expenses have been subject to considerable price escalation and any significant increase in these costs that we cannot charge back to our residents may have an adverse effect on our business, cash flows, financial condition and results of operations. Substitutions for Rental Properties Demand for rental properties is impacted by and inversely related to the relative cost of home ownership. The cost of home ownership depends upon, among other things, interest rates offered by financial institutions on mortgages and similar home financing transactions. If economic conditions favor home ownership, demand for rental properties may be adversely affected. An economic downturn may also impact job markets and the ability of residents to afford the rents associated with certain rental properties, which may result in increased demand for lower-cost rental options. Such a reduction in demand may have an adverse effect on our rental revenues. Tenant Relief Laws As the landlord of numerous properties, the Company is involved from time to time in evicting residents who are not paying their rent or who are otherwise in material violation of the terms of their lease. Eviction activities impose legal and managerial expenses that increase costs and expose us to potential negative publicity. The eviction process is typically subject to legal barriers, mandatory “cure” policies, internal policies and procedures and other sources of expense and delay, each of which may delay our ability to gain possession and stabilize the property. Additionally, state, provincial and local landlord-tenant laws may impose legal duties to assist residents in relocating to new housing, or restrict the landlord’s ability to remove the resident on a timely basis or to recover certain costs or charge residents for damage residents cause to the landlord’s premises. Because such laws vary by state, province and locality, the Company must be familiar with and take all appropriate steps to comply with all applicable landlord-tenant laws, and needs to incur supervisory and legal expenses to ensure such compliance. To the extent that we do not comply with state, provincial or local laws, we may be subject to civil litigation filed by individuals, in class actions or actions by state, provincial or local law enforcement, and the Company’s reputation and financial results may suffer. The Company may be required to pay adversaries’ litigation fees and expenses if judgment is entered against us in such litigation or if we settle such litigation.

26 2022 ANNUAL INFORMATION FORM TRICON RESIDENTIAL 2022 ANNUAL INFORMATION FORM Title Risk The Company’s acquisition of single-family rental homes is often completed through a title company with an owner’s title insurance policy being obtained. However, U.S. distressed single-family homes may also be acquired through trustee auctions. Although the Company conducts due diligence and employs a title company to review title on target housing assets prior to purchasing such homes, title on the homes purchased through foreclosure sales and auctions is occasionally only assumed weeks after the purchase. Furthermore, an owner’s title insurance policy is not available to protect against the inherent title risk arising through the foreclosure auction process. In the event that the Company fails to independently and properly assess a title risk or fails to assume one or more homes because of such failed analysis, it may not achieve its expected financial performance. Homeowners’ Association Issues A number of our properties are located within homeowner associations (“HOAs”), which are private entities that regulate the activities of and levy assessments on properties in a residential subdivision. HOAs in which we own properties may have or enact onerous or arbitrary rules that restrict our ability to renovate, market or lease our properties or require us to renovate or maintain such properties at standards or costs that are in excess of our planned operating budgets. Such rules may include requirements for landscaping, limitations on signage promoting a property for lease or sale, or the use of specific construction materials in renovations. HOAs also levy fees or penalties for non-compliance with their rules which may be costly for the Company to pay or challenge. Some HOAs also impose limits on the number of property owners who may rent their homes, which if met or exceeded, would cause us to incur additional costs to resell properties within the HOA and may also result in opportunity costs of lost rental income. Many HOAs impose restrictions on the conduct of occupants of homes and the use of common areas, and we may have residents who violate HOA rules and for which we may be liable as the property owner. The boards of directors of the HOAs in which we own properties may not make important disclosures about the properties or may block our access to HOA records, initiate litigation, restrict our ability to sell our properties, impose assessments, or arbitrarily change the HOA rules. We may be unaware of or unable to review or comply with HOA rules before purchasing a property and any such excessively restrictive or arbitrary regulations may cause us to sell such property at a loss, prevent us from renting such property, or otherwise reduce our cash flow from such property, which would have an adverse effect on our financial condition and performance. Government Subsidies Some of our rental income is derived from government subsidized rental support programs, such as the Section 8 program operated by the U.S. Department of Housing and Urban Development. A reduction or elimination of government funding of such programs could result in higher rental turnover and downward pressure on rental rates, which could negatively impact our financial performance. Guarantees of Project Debt The Company may agree to provide financial assistance to the subsidiary entities through which it carries on its activities. Such financial assistance may include the provision of payment guarantees to a project entity’s lenders of acquisition financing, construction debt or long-term financing, and the provision of construction completion guarantees. Such guarantees may be joint or several with other partners in a particular investment. The Company’s and its partners’ guarantees of project-level obligations may not be in proportion to their respective investments in the project entity. The provision of such guarantees may reduce the Company’s capacity to borrow funds under its separate credit facilities, which may impact its ability to finance its operations. If such guarantees are called upon for payment or performance, they may have a negative impact on the Company’s cash position and financial performance. If the Company provides a joint guarantee with an investment partner, a default by the partner in its payment or performance obligation under the guarantee could cause the Company to pay a disproportionate amount in satisfaction of the guarantee, which may have a negative impact on the Company’s cash position and financial performance. Operational and Credit Risks On a strategic and selective basis, we and our for-sale housing Investment Vehicles provide financing to develop properties. The residential real estate development business involves significant risks that could adversely affect performance, including: the developer may not be able to complete construction on schedule or within budget, resulting in increased debt service expense and construction costs and delays in selling the properties; the developer may not be able to obtain, or may experience delays in obtaining, all necessary zoning, land-use, building, occupancy and other governmental permits and authorizations for the properties; the developer may not be able to sell properties on favorable terms or at all; construction costs, total investment amounts and the Company’s or Investment Vehicle’s share of remaining funding may exceed our estimates; and projects may not be completed and delivered as planned. The Company endeavors to minimize operational losses in this area by ensuring that effective infrastructure and controls exist. These controls are constantly reviewed, and improvements are implemented, if deemed necessary; however, they do not guarantee that the Company’s financial or operational results will not be negatively impacted.

2022 ANNUAL INFORMATION FORM TRICON RESIDENTIAL 2022 ANNUAL INFORMATION FORM 27 Our for-sale housing investments are made through the financing of local developers, including Johnson, and, consequently, we rely to a great extent on those developers to successfully manage their development projects. Furthermore, given the Company’s majority interest in Johnson, we rely on Johnson’s ability to execute on portions of our for-sale housing business strategy. Investments in partnerships, joint ventures or other entities may involve risks not present were a third party not involved, including the possibility that the development partners might become bankrupt or otherwise fail to fund their share of required capital contributions. Additionally, the development partners might at any time have economic or other business interests or goals which are inconsistent with our business interests or goals. In addition, we do not have sole control of certain important decisions relating to these development properties, including decisions relating to: the sale of the development properties; refinancing; timing and amount of distributions of cash from such development properties; and capital improvements. Any of these factors could negatively impact the value of our investments and our financial condition and performance. Long Investment Periods The investment horizons in our for-sale housing assets are relatively long and these extended timelines increase the risk that circumstances will arise which delay investment realization, and that markets may deteriorate between the time of our initial investment and our exit. This may be the result of many factors that present themselves over the duration of an investment, including local and overall market and economic conditions, increasing competition over time, market value fluctuation and changing interest rates. Delays or market deterioration over time could have an adverse effect on the returns from our investments, our fee revenue, and our financial condition and performance. Formation of Future Investment Vehicles The ability to raise capital for any future investment vehicles remains subject to various conditions which Tricon cannot control, including the negotiation and execution of definitive legal documentation and commitments made by third-party investors. There can be no assurance that any capital will be raised through future investment vehicles or that any future warehoused investments of the Company will be acquired by any other future vehicles. A failure to raise sufficient capital through other investment vehicles could impair our future revenues and growth. Structure of Future Investment Vehicles There can be no assurance that the manner in which our private funds and advisory revenues and/or investment income are calculated in respect of future investment vehicles will be the same as the Active Investment Vehicles. Any such changes could result in the Company earning lesser fees from investment vehicles of the same nature and size as the Active Investment Vehicles and could expose the Company’s co-investments in such future investment vehicles to increased risk, including, but not limited to, the risk of reduced income (at comparable investment performance levels) and the increased risk of loss of capital of the Company. Ongoing Investment Performance We believe that our ongoing investment performance is one of the most important factors for the success and growth of our Private Funds and Advisory activities. Poor investment performance could impair our ability to raise future private capital, which could impact our ability to earn private funds and advisory revenue. In addition, our ability to earn Performance Fees is directly related to our investment performance and therefore poor investment performance may cause us to earn less or no Performance Fees. Investment Vehicle Governance The governing agreements for certain Active Investment Vehicles provide that the general partner or manager of the Investment Vehicle may be removed by the investors in certain prescribed circumstances, including in some cases (and with the approval of a prescribed number of investors), without cause. These agreements may not provide for termination payments to the general partner or manager in the event of removal without cause. The removal of the general partner or the manager of an Active Investment Vehicle prior to the termination of such investment vehicle could materially adversely affect the reputation of Tricon, reduce our private funds and advisory revenue, and have a negative impact on our financial condition and performance. Capital Commitment The third-party investors in Tricon’s Investment Vehicles comprise a relatively small group of reputable, primarily institutional, investors. To date, each of these investors has met its commitments on called capital and we have received no indications that any investor will be unable to meet its capital commitments in the future. While our experience with our investors suggests that commitments will be honored, and notwithstanding the adverse consequences to a defaulting investor under the terms of the applicable Investment Vehicle, no assurances can be given that an investor will meet its entire commitment over the life of an Investment Vehicle. A failure by one or more investors to satisfy a drawdown request could impair an Investment Vehicle’s ability to fully finance its investment, which could have a material adverse effect on the performance and value of that investment, which in turn could negatively impact the Company’s financial condition and performance.

28 2022 ANNUAL INFORMATION FORM TRICON RESIDENTIAL 2022 ANNUAL INFORMATION FORM Stock Exchange Prices The market price of our Common Shares on the TSX and NYSE could fluctuate significantly as a result of many factors, including the following: • economic and stock market conditions generally and specifically as they may impact participants in the real estate industry; • our earnings and results of operations and other developments affecting our business; • changes in financial estimates and recommendations by securities analysts following our Common Shares; • earnings and other announcements by, and changes in market evaluations of, participants in the real estate industry; • changes in business or regulatory conditions affecting participants in the real estate industry; • addition or departure of the Company’s executive officers and other key personnel; • sales or perceived sales of additional Common Shares; and • trading volume of the Common Shares. In addition, the financial markets in which we operate may experience significant price and volume fluctuations that affect the market prices of equity securities of companies and that are unrelated to the operating performance, underlying asset value or prospects of such companies. Accordingly, the market price of our Common Shares may decline even if our operating results or prospects have not changed. The value of the Common Shares is also subject to market fluctuations based upon factors which influence the Company’s operations, such as legislative or regulatory developments, competition, technological change and global capital market activity. As well, certain institutional investors may base their investment decisions on consideration of the Company’s environmental, social and governance practices and performance against such institutions’ respective investment guidelines and criteria, and failure to meet such criteria may result in limited or no investment in the Common Shares by those institutions, which could adversely affect the trading price of the Common Shares. Additional Capital The Company’s ability to carry on its business generally, and in particular to take advantage of investment opportunities, may require it to raise additional capital. Additional capital may be sought through public or private debt or equity financings by Tricon or another Tricon entity and may result in dilution to or otherwise may have a negative effect on existing Tricon shareholders. Further, there can be no assurances that additional financing will be available to Tricon when required or desired by Tricon, on advantageous terms or at all, which may adversely affect Tricon’s ability to carry on its business. Dividends Holders of Common Shares do not have a right to dividends on such shares unless declared by the Board of Directors. Although the Board has established a dividend policy authorizing the declaration and payment of dividends to holders of Common Shares on a quarterly basis, the declaration of dividends is at the discretion of the Board of Directors even if the Company has sufficient funds, net of its liabilities, to pay such dividends. The Company may not declare or pay a dividend if there are reasonable grounds to believe that (i) the Company is, or would after the payment be, unable to pay its liabilities as they become due, or (ii) the realizable value of the Company’s assets would thereby be less than the aggregate quantum of its liabilities. Liabilities of the Company will include those arising in the ordinary course of business and indebtedness. Future Sales and Dilution The Company’s articles permit the issuance of an unlimited number of Common Shares, and shareholders have no pre-emptive rights in connection with such further issuances. The Board has the discretion to determine the price and the terms of issue of further issuances of Common Shares and securities convertible into Common Shares. Any future issuances of Common Shares could be dilutive to shareholder interests at the time of issuance. Holding Company Tricon Residential Inc. is a holding company and a substantial portion of its assets are the equity interests in its subsidiaries. As a result, investors are subject to the risks attributable to its subsidiaries. As a holding company, the Company conducts substantially all of its business and makes its investments through its subsidiaries, which generate substantially all of its revenues. Consequently, the Company’s performance and growth are dependent on the earnings of its subsidiaries and the distribution of those earnings to the Company. The ability of these entities to pay distributions will depend on their operating results and may be subject to applicable laws and regulations and to contractual restrictions contained in the instruments governing their debt. In the event of a bankruptcy, liquidation or reorganization of any of the Company’s subsidiaries, holders of indebtedness and trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to the Company.

2022 ANNUAL INFORMATION FORM TRICON RESIDENTIAL 2022 ANNUAL INFORMATION FORM 29 Financial Reporting and Other Public Company Requirements As a public company and dual-listed issuer, we are subject to the reporting requirements of the Canadian Securities Administrators (the “CSA”), including National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, and the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the listing standards of the TSX and NYSE and the Sarbanes-Oxley Act. The requirements of these laws, rules and regulations have increased and will continue to increase Tricon’s legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming, and costly, and place significant strain on our personnel, systems, and resources. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with each of the CSA and U.S. Securities and Exchange Commission (the “SEC”) is recorded, processed, summarized, and reported within the time periods specified in applicable CSA and SEC rules and forms and that information required to be disclosed in reports under applicable securities laws is accumulated and communicated to our executive officers. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight. Management does not expect that Tricon’s disclosure controls and procedures and internal controls over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and implemented, can provide only reasonable, not absolute, assurance that its objectives will be met. Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective internal controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the CSA and SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which could have a negative effect on the trading price of our Common Shares. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the TSX and/or NYSE. Foreign Private Issuer Status As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders. As of the date hereof, we are a “foreign private issuer” as such term is defined in Rule 405 under the United States Securities Act of 1933, as amended, and are permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare our disclosure documents filed under the Exchange Act in accordance with Canadian disclosure requirements. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we are required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer. As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. We are also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While we expect to comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive in every case the same information at the same time as such information is provided by U.S. domestic companies. In addition, as a foreign private issuer, we have the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that we disclose the requirements we are not following and describe the Canadian practices we follow instead. As a result, our shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all U.S. corporate governance requirements.

30 2022 ANNUAL INFORMATION FORM TRICON RESIDENTIAL 2022 ANNUAL INFORMATION FORM We may cease to qualify as a foreign private issuer if a majority of our shares are held in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status, such as if (i) a majority of our directors or executive officers are U.S. citizens or residents; (ii) a majority of our assets are located in the United States; or (iii) our business is administered principally in the United States. If we cease to qualify, we will be subject to the same reporting requirements and corporate governance requirements as a U.S. domestic issuer, which may increase our costs of being a public company in the United States. Additionally, the regulatory and compliance costs to us under securities laws as a U.S. domestic issuer will be significantly more than the costs incurred as a Canadian foreign private issuer. Enforcing Judgments As the Company is a Canadian corporation and most of its directors and officers reside in Canada, it may be difficult or impossible for investors in the United States to effect service or to realize on judgments obtained in the United States predicated upon the civil liability provisions of the U.S. federal securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. Investors should not assume that Canadian courts: (i) would enforce judgments of U.S. courts obtained in actions against the Company or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue-sky laws of any state within the United States, or (ii) would enforce, in original actions, liabilities against the Company or such persons predicated upon the U.S. federal securities laws or any such state securities or blue-sky laws. Similarly, some of the Company’s directors and officers are residents of countries other than Canada and all or a substantial portion of the assets of such persons are located outside Canada. As a result, it may be difficult or impossible for Canadian investors to initiate a lawsuit within Canada against these persons. In addition, it may not be possible for Canadian investors to collect from these persons judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada. It may also be difficult or impossible for Canadian investors to succeed in a lawsuit in the United States based solely on violations of Canadian securities laws. Listing Standards of TSX and NYSE The Company must meet continuing listing standards to maintain the listing of the Common Shares on the TSX and the NYSE, including minimum price of such Common Shares. If the Company fails to comply with listing standards and the TSX or NYSE delists the Common Shares, the Company and its shareholders could face significant material adverse consequences, including: a limited availability of market quotations for the Common Shares; reduced liquidity for the Common Shares; a determination that the Common Shares are “penny stock,” which would require brokers trading in the Common Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the Common Shares; a limited amount of news about the Company and analyst coverage; and a decreased ability for the Company to issue additional equity securities or obtain additional equity or debt financing in the future. Dual Listed Shares and Volatility The Company’s listing on both the TSX and NYSE may increase volatility due to the ability to buy and sell Common Shares in two places, different market conditions in different capital markets, and different trading volumes. This may result in less liquidity on both exchanges, different liquidity levels, and different prevailing trading prices. Limited Market for Securities The Common Shares are listed on the TSX and on the NYSE; however, there can be no assurance that an active and liquid market for the Common Shares will be maintained and an investor may find it difficult to resell any securities of the Company. The market price for Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are outside of the Company’s control. Increased Costs as a U.S. Public Company As a dual-listed public company in the United States, we incur additional legal, accounting, NYSE, reporting and other expenses that we formerly did not incur as a public company in Canada. The additional demands associated with being a U.S. public company may disrupt the regular operations of our business by diverting the attention of some of our senior management team away from revenue-producing activities to additional management and administrative oversight, adversely affecting our ability to attract and complete business opportunities and increasing the difficulty of both retaining professionals and managing and growing our business. Any of these effects could harm our business, results of operations and financial condition. If our efforts to comply with new United States laws, regulations and standards differ from the activities intended by regulatory or governing bodies, such regulatory bodies or third parties may initiate legal proceedings against us and our business may be adversely affected. As a public company in the United States, it is more expensive for us to maintain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to continue our coverage. These factors could also make it more difficult for us to attract and retain qualified directors.

2022 ANNUAL INFORMATION FORM TRICON RESIDENTIAL 2022 ANNUAL INFORMATION FORM 31 The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. Pursuant to Section 404 of the Sarbanes-Oxley Act (“Section 404”), we are required to furnish a report by our management on our internal control over financial reporting (“ICFR”), including an attestation report on ICFR issued by our independent registered public accounting firm. However, while we were an “emerging growth company” as defined in the Jumpstart Our Business Startups (JOBS) Act, our auditors were not required to formally attest to the effectiveness of our ICFR. As of the end of our fiscal year ended December 31, 2022, we qualified as a “large accelerated filer” as defined in the Exchange Act and, as a result, ceased to qualify as an emerging growth company. Accordingly, commencing with our Annual Report on Form 40-F for the year ended December 31, 2022, we are required to have our auditors formally attest to the effectiveness of our ICFR pursuant to Section 404. To achieve compliance with Section 404, we are required to document and evaluate our ICFR, which is both costly and challenging, and these costs have increased because we are no longer an emerging growth company. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of our ICFR, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for ICFR. Despite our efforts, there is a risk that neither we nor our independent registered public accounting firm will be able to conclude that our ICFR is effective as required by Section 404. This could result in a determination that there are one or more material weaknesses in our ICFR, which could cause an adverse reaction in the financial markets due to a loss of confidence in the reliability of our consolidated financial statements. In addition, in the event that we are not able to demonstrate compliance with the Sarbanes-Oxley Act, that we or our independent registered public accounting firm identifies deficiencies or material weaknesses in the Company’s ICFR, that our internal control over financial reporting is perceived as inadequate, or that we are unable to produce timely or accurate financial statements, we may be required to make prospective or retroactive changes to our financial statements, consider other areas for further attention or improvement, or be unable to obtain the required attestation in a timely manner, if at all, and investors may lose confidence in our operating results and the price of our Common Shares may decline. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the NYSE. Corporate Responsibility and ESG There is an increasing focus by investors, institutional investors, market participants, and other stakeholders on sustainability practices and environmental, social, and governance (ESG) initiatives of companies. Although the Company makes disclosures surrounding ESG and prioritizes diversity and sustainability initiatives, there can be no assurances that the Company will score highly on ESG matters in the future. Investors may use ESG scores to compare peer companies when evaluating their investment strategies. The criteria by which ESG practices are assessed are constantly evolving, which could result in greater expectations and may require the Company to undertake costly initiatives to satisfy any new criteria. If we elect not to or are unable to satisfy new criteria, including not meeting the criteria of a specific third-party evaluator of ESG scores, some investors may conclude that our business practices are inadequate. We may face reputational damages in the event that our corporate responsibility standards do not meet the standards that various stakeholders seek. In the event that we communicate to undertake certain ESG goals or initiatives, and should we fail or be perceived to have failed in achieving the goals or initiatives, we could be criticized for the scope of our goals or initiatives. If we fail to meet or satisfy the ESG expectations of stakeholders or investors, or our initiatives are not executed as planned, this could negatively impact the Company’s financial condition and performance and cause the value of the Common Shares to decline. In addition, we could incur additional costs and require additional resources to help monitor, report on and comply with various ESG practices. Investors may decide to refrain from investing in the Company as a result of their assessment of our approach and consideration of various ESG factors. Shareholder Activism Increasingly, shareholders are leading campaigns to effect changes at publicly-traded companies. The campaigns may be led by investors seeking to increase shareholder value through actions such as proxy contests, increased debt, financial restructurings, special dividends, share repurchases, or a sale of assets or the entire company. Shareholder activism could create perceived uncertainties as to the Company’s future direction, which could result in the loss of potential business opportunities and make it more difficult to attract and retain qualified personnel and business partners. Furthermore, the election of individuals to the Board with a specific agenda could adversely affect the Company’s ability to effectively and timely implement our strategic plans. Responding to any shareholder activist campaigns or engaging in a proxy contest if initiated may be time-consuming and costly and divert the attention of our management team and employees from executing our business plan, which could in turn adversely affect our business and results of operations and cause the value of the Common Shares to decline.

32 2022 ANNUAL INFORMATION FORM TRICON RESIDENTIAL 2022 ANNUAL INFORMATION FORM DIVIDENDS All dividends paid by the Company are subject to declaration by Tricon’s Board of Directors. The Company expects that, to the extent permitted under applicable laws, the Board will declare, and the Company will pay, quarterly dividends of $0.058 per share on its Common Shares. The Board re-evaluates its dividend policy from time to time and in October 2021, the Company announced its intention to change the denomination of its quarterly dividends declared and paid on Common Shares to U.S. dollars from Canadian dollars and, consistent with this, on November 8, 2021, the Board declared a dividend of $0.058 per Common Share in U.S. dollars payable on or after January 15, 2022. The payment of dividends is not guaranteed, however, and the amount and timing of any dividends payable by the Company will be at the discretion of the Board of Directors and will be established on the basis of a number of factors, including, but not limited to: Tricon’s earnings; financial requirements for the Company’s operations; the satisfaction of solvency tests imposed by applicable corporate law for the declaration and payment of dividends; and the satisfaction of any applicable regulatory capital requirements. The table below sets out the amount of cash dividends paid by the Company in each of the three most recently completed fiscal years. Year Ended Cash Dividend per Common Share 2020 C$ 0.280 2021 C$ 0.280 2022 US$ 0.232 DESCRIPTION OF CAPITAL STRUCTURE As at December 31, 2022: (i) there were 273,464,780 Common Shares issued by the Company, of which 272,840,692 were outstanding and 624,088 were reserved to settle restricted share awards; and (ii) a subsidiary of the Company had $295.3 million in outstanding exchangeable preferred units exchangeable into Common Shares at an exchange price of $8.50 per Common Share, as may be adjusted from time to time in accordance with the terms governing the preferred units. As at December 31, 2022, this equates to 34,744,118 Common Shares underlying such exchangeable preferred units. Common Shares Holders of Common Shares are entitled to receive notice of and to attend and vote at all meetings of shareholders of the Company, except meetings of holders of another class of shares. Each Common Share entitles the holder thereof to one vote. Subject to the preferences accorded to holders of any other shares of the Company ranking senior to the Common Shares from time to time with respect to the payment of dividends, holders of Common Shares are entitled to receive, if, as and when declared by the Board, such dividends as may be declared thereon by the Board from time to time in equal amounts per share on the Common Shares at the time outstanding, without preference or priority. In the event of the voluntary or involuntary liquidation, dissolution or winding-up of the Company, or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs (a “Distribution”), holders of Common Shares are entitled, after payment of debts and other liabilities, in each case subject to the preferences accorded to the holders of any other shares of the Company ranking senior to the Common Shares from time to time with respect to payment on a Distribution, to share equally, share for share, in the remaining property of the Company. Ratings The following information regarding ratings is provided as it relates to the terms of agreements that refer to such ratings. The pass-through certificates (the “Certificates”), representing an interest in the Company’s outstanding single-family rental securitized loans, the key terms of which are described in the 2022 Financial Statements (together, the “Securitized Loans”), have been assigned the following ratings by all or some of the following: Kroll Bond Rating Agency, Inc. (“KBRA”), Moody’s Investors Service Inc. (“Moody’s”) and/or Morningstar Credit Ratings, LLC (“Morningstar” and, collectively with KBRA and Moody’s, the “Rating Agencies”, and each a “Rating Agency”):

2022 ANNUAL INFORMATION FORM TRICON RESIDENTIAL 2022 ANNUAL INFORMATION FORM 33 2022-2 Certificates 2022-1 Certificates Class of Certificates Rating (KBRA/Moody’s/ Morningstar) Class of Certificates Rating (KBRA/Moody’s/ Morningstar) Class A AAA(sf)/Aaa(sf)/NA Class A AAA(sf)/Aaa(sf)/NA Class B AA(sf)/Aa3(sf)/NA Class B AA-(sf)/Aa3(sf)/NA Class C A+(sf)/A3(sf)/NA Class C A(sf)/A3(sf)/NA Class D A(sf)/Baa2(sf)/NA Class D A-(sf)/Baa3(sf)/NA Class E BBB+(sf)/NR/NA Class E-1 BBB+(sf)/NR/NA Class E-2 BBB-(sf)/NR/NA 2021-1 Certificates 2020-2 Certificates Class of Certificates Rating (KBRA/Moody’s/ Morningstar) Class of Certificates Rating (KBRA/Moody’s/ Morningstar) Class A NA/Aaa(sf)/AAA(sf) Class A NA/Aaa(sf)/AAA(sf) Class B NA/Aa3(sf)/AA(high)(sf) Class B NA/Aa3(sf)/AA(sf) Class C NA/A3(sf)/AA(low)(sf) Class C NA/A1(sf)/A(sf) Class D NA/Baa3(sf)/A(low)(sf) Class D NA/Baa1(sf)/BBB(high)(sf) Class E-1 NA/NR/BBB(high)(sf) Class E-1 NA/NR/BBB(sf) Class E-2 NA/NR/BBB(low)(sf) Class E-2 NA/NR/BBB(low)(sf) Class F NA/NR/BB(sf) Class G NA/NR/B(high)(sf) 2020-1 Certificates 2019-1 Certificates Class of Certificates Rating (KBRA/Moody’s/ Morningstar) Class of Certificates Rating (KBRA/Moody’s/ Morningstar) Class A AAA(sf)/Aaa(sf)/NA Class A AAA(sf)/Aaa(sf)/AAA(sf) Class B AAA(sf)/Aa1(sf)/NA Class B AAA(sf)/Aa1(sf)/AAA(sf) Class C AA-(sf)/Aa2(sf)/NA Class C AA(sf)/Aa2(sf)/AA(high)(sf) Class D A(sf)/A3(sf)/NA Class D A+(sf)/A1(sf)/A(high)(sf) Class E A-(sf)/NR/NA Class E A-(sf)/NR/BBB(high)(sf) Class F BBB(sf)/NR/NA Class F NR/NR/BBB(low)(sf) 2018-1 Certificates 2017-2 Certificates Class of Certificates Rating (KBRA/Moody’s/ Morningstar) Class of Certificates Rating (KBRA/Moody’s/ Morningstar) Class A AAA(sf)/Aaa(sf)/AAA(sf) Class A AAA(sf)/Aaa(sf)/AAA(sf) Class B AAA(sf)/Aaa(sf)/AA(high)(sf) Class B AAA(sf)/Aaa(sf)/AA(high)(sf) Class C AAA(sf)/Aa1(sf)/A(high)(sf) Class C AAA(sf)/Aa1(sf)/A(high)(sf) Class D AA+(sf)/Aa3(sf)/A(low)(sf) Class D AA+(sf)/Aa2(sf)/A(low)(sf) Class E AA(sf)/NR/BBB(high)(sf) Class E AA(sf)/NR/BBB(sf) Class F AA-(sf)/NR/NR Class F A+(sf)/NR/NR The ratings address the likelihood of the timely receipt by certificate holders of interest and principal. The ratings take into consideration the credit quality of the underlying single-family rental homes and the Securitized Loans, structural and legal aspects associated with the Certificates, and the extent to which the payment streams of the Securitized Loans are adequate to make the payments required under the Certificates.

34 2022 ANNUAL INFORMATION FORM TRICON RESIDENTIAL 2022 ANNUAL INFORMATION FORM The ratings are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by any Rating Agency. In addition, these ratings do not address: (i) the likelihood, timing or frequency of prepayments (both voluntary and involuntary) and their impact on interest payments; (ii) the possibility that a certificate holder might suffer a lower than anticipated yield; (iii) the likelihood of receipt of spread maintenance premiums or default interest; (iv) the likelihood of experiencing prepayment interest shortfalls or of receiving compensating interest payments; (v) the tax treatment of the Certificates or the effect of taxes on the payments received; (vi) the likelihood or willingness of the parties to the respective documents to meet their contractual obligations; or (vii) other non-credit risks. The following information relating to the credit rating methodology of each Rating Agency is based on information made available to the public by the Rating Agencies. Morningstar uses a set of letter ratings ranging from AAA to D to express its opinion of the credit quality of an obligor or security, based on its policies and procedures. Morningstar also provides finer gradations of the ratings ranging from AA to CCC by adding a plus (+) or minus (-) sign to indicate relative strength within the rating categories. Moody’s uses a set of letter ratings ranging from Aaa to C to express its opinion of the relative credit risks of financial obligations, based on its policies and procedures. Moody’s appends numerical modifiers 1, 2 and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category. Moody’s appends an “(sf)” indicator to ratings assigned to structured finance obligations. KBRA uses a set of letter ratings ranging from AAA to D to express its opinion of the relative credit risks of financial obligations, based on its policies and procedures. KBRA may also provide finer gradations of the ratings ranging from AA to CCC by adding a plus (+) or minus (-) sign to indicate relative strength within the rating categories. KBRA appends an “(sf)” indicator to ratings assigned to structured finance obligations. Dividend Reinvestment Plan The Company’s Dividend Reinvestment Plan (“DRIP”) dated November 15, 2012, and amended as of May 10, 2016, provides eligible holders of Common Shares with the opportunity to reinvest their cash dividends paid on the Common Shares to purchase additional Common Shares at a price equal to the Average Market Price (as defined in the DRIP) on the applicable dividend payment date, less an applicable discount. The Common Shares acquired under the DRIP will, at the discretion of the Company, either be purchased through the facilities of the TSX or issued by the Corporation from treasury. Details of the DRIP are available on the Company’s website at www.triconresidential.com. Normal Course Issuer Bid On October 13, 2022, the Company announced that the TSX had approved its notice of intention to make a normal course issuer bid (“NCIB”) to repurchase up to 2,500,000 of its common shares trading on the TSX, the NYSE and/or alternative Canadian trading systems during the twelve-month period ending on October 17, 2023. As of December 31, 2022, the Company had repurchased 338,100 Common Shares on the TSX and 339,566 Common Shares on the NYSE under the NCIB for $5.4 million. The repurchased Common Shares were subsequently cancelled. Shareholder Rights Plan The Company has in place a Rights Plan, which was continued, amended and restated by the Company’s shareholders on June 22, 2022. The Rights Plan is intended to ensure that a person seeking to acquire control of Tricon gives shareholders and the Board of Directors sufficient time to evaluate a potential bid, negotiate with the initial bidder and encourage competing bids to emerge. The Rights Plan protects shareholders by requiring all potential bidders to comply with certain “Permitted Bid” conditions, or else such bidders will be subject to the dilutive features of the Rights Plan. A more detailed summary and the full text of the Rights Plan are included in the Company’s Management Information Circular dated May 10, 2022, available at www.sedar.com.

2022 ANNUAL INFORMATION FORM TRICON RESIDENTIAL 2022 ANNUAL INFORMATION FORM 35 MARKET FOR SECURITIES The Common Shares are listed and posted for trading on the TSX and the NYSE under the trading symbol TCN. The high and low trading prices and total volume traded of the Common Shares on the TSX and NYSE for each month of the most recently completed fiscal year are set out below. TSX High (C$) Low (C$) Volume January $19.52 $17.86 13,075,542 February $19.65 $18.67 13,079,049 March $21.32 $18.13 30,747,867 April $20.08 $18.59 10,247,398 May $18.02 $15.31 15,844,828 June $15.82 $12.31 20,027,258 July $13.92 $12.96 11,934,519 August $15.56 $13.71 10,108,343 September $14.31 $11.73 12,703,956 October $12.30 $11.17 14,174,938 November $12.09 $10.99 17,187,803 December $11.64 $9.88 14,643,587 NYSE High ($) Low ($) Volume January $15.44 $14.14 9,680,718 February $15.44 $14.61 8,978,332 March $17.01 $14.22 24,981,155 April $16.05 $14.49 18,840,974 May $14.02 $11.90 19,207,775 June $12.60 $9.44 24,924,136 July $10.88 $10.18 19,329,458 August $12.10 $10.44 14,046,464 September $11.02 $8.56 11,853,298 October $9.12 $8.08 25,685,736 November $9.10 $8.12 22,407,512 December $8.69 $7.26 17,491,015 ESCROW OF SECURITIES The following chart sets out the Common Shares held in escrow in connection with the Company’s Restricted Share Plan as of December 31, 2022. Designation of class Number of securities held in escrow or that are subject to a contractual restriction on transfer Percentage of class Common Shares 624,088 0.23% The Common Shares listed above were acquired pursuant to the Company’s Restricted Share Plan and are held by Solium Capital Inc., as custodian, on behalf of plan participants while the applicable restrictions remain unsatisfied. The restrictions on the Common Shares listed above will lapse on various dates between October 2026 and December 2033 subject to earlier forfeiture in accordance with the terms of the Company’s Restricted Share Plan.

2022 ANNUAL INFORMATION FORM

## DIRECTORS AND OFFICERS

The Company's Board of Directors is comprised of 10 directors, seven of whom are independent in accordance with the meaning given to such term in National Policy 58-201 – *Corporate Governance Guidelines*. The by-laws of the Company require that all directors stand for re-election on an annual basis at a meeting of shareholders.

Two of the 10 directors have served since the initial public offering of Tricon's Common Shares in May 2010. Michael Knowlton was first elected to the Board on May 18, 2011. Peter Sacks and Gary Berman were first elected to the Board on May 21, 2014. Siân Matthews was first elected to the Board on May 20, 2015. Ira Gluskin was first appointed to the Board on November 7, 2016. Camille Douglas was first appointed to the Board on August 7, 2018. Frank Cohen was first appointed to the Board on September 3, 2020. Renée Glover was appointed to the Board on July 13, 2021. The term of office for each director expires at the end of the next annual meeting of shareholders, unless re-elected.

Except as described in their biographies below, or above under the heading "Description of the Business – Senior Management Team", none of the directors are currently directors of other issuers that are also reporting issuers (or the equivalent) in a territory of Canada or in a foreign territory.

The following table lists the directors and executive officers of Tricon as of the date hereof, their municipality of residence, position with the Company and current principal occupation, if different than the position held with the Company. The principal occupations of the directors and executive officers during the past five years are included in their biographies below, or above under the heading "Description of the Business – Senior Management Team".

| Name and Municipality of Residence | Position With the Company | Current Principal Occupation (If Different than Position Held) |
|---|---|---|
| David Berman<br>Toronto, Ontario | Co-Founder and Executive Chairman | – |
| Peter Sacks[(2)]<br>Toronto, Ontario | Lead Independent Director | Corporate Director |
| Michael Knowlton[(1),(2),(3)]<br>Toronto, Ontario | Independent Director | Corporate Director |
| Siân Matthews[(2),(4)]<br>Calgary, Alberta | Independent Director | Corporate Director |
| Camille Douglas[(1)]<br>New York, NY, USA | Independent Director | Senior Managing Director, LeFrak |
| Ira Gluskin[(1)]<br>Toronto, Ontario | Independent Director | Chief Investment Officer, Irager + Associates Inc. |
| Frank Cohen<br>New York, NY, USA | Independent Director | Senior Managing Director, Blackstone |
| Renée Lewis Glover[(1)]<br>Atlanta, Georgia | Independent Director | Founder and Managing Member, Catalyst Group LLC |
| Geoffrey Matus<br>Toronto, Ontario | Co-Founder and Director | Consultant and Corporate Director |
| Gary Berman<br>Toronto, Ontario | Director, President and Chief Executive Officer | – |
| Wissam Francis<br>Toronto, Ontario | Executive Vice President and Chief Financial Officer | – |
| Jonathan Ellenzweig<br>Larkspur, CA, USA | Executive Vice President and Chief Investment Officer | – |
| Kevin Baldridge<br>Laguna Beach, CA, USA | Executive Vice President and Chief Operating Officer | – |
| Sherrie Suski<br>Mission Viejo, CA, USA | Executive Vice President and Chief People Officer | – |
| David Veneziano<br>Toronto, Ontario | Executive Vice President, Chief Legal Officer and Corporate Secretary | – |

(1) Member of the Audit Committee of the Board.

(2) Member of the Compensation, Nominating and Corporate Governance Committee of the Board.

(3) Chair of the Audit Committee of the Board.

(4) Chair of the Compensation, Nominating and Corporate Governance Committee of the Board.

36 2022 ANNUAL INFORMATION FORM TRICON RESIDENTIAL

2022 ANNUAL INFORMATION FORM TRICON RESIDENTIAL 2022 ANNUAL INFORMATION FORM 37 The directors and executive officers of the Company, as a group, directly or indirectly, beneficially own, control or direct 8,493,644 Common Shares of the Company, representing approximately 3.1% of the total issued and outstanding Common Shares as of December 31, 2022. The following are brief biographies of the directors of the Company other than David Berman, Geoff Matus and Gary Berman, whose biographies are included above under “Description of the Business – Senior Management Team”. Peter D. Sacks is the Lead Director of the Company. Peter Sacks (B.Comm., CA) retired as the founding partner of Cidel Asset Management Inc., now part of Cidel – a Canadian Private Bank. His experience in Wealth Management followed an extensive career in banking during which he held executive positions in Treasury Management at CIBC, Chase Manhattan Bank Canada and Midland Bank Canada. Mr. Sacks is a former independent director/trustee of several U.S. publicly-traded closed-end and open-end funds managed by Standard Life Aberdeen PLC and a former trustee of Aberdeen Funds. His other past directorships include Kinross Mortgage Corporation Ltd., CIBC Trust Company Ltd., CIBC Limited and Horizons BetaPro ETFs. He also served on the Investment Advisory Committee of the Ontario Public Guardian and Trustee and was Chair of the Independent Review Committee of Children’s Education Funds Inc. His community service has included directorships of Young People’s Theatre, Childhood Now and TSCC 1849. J. Michael Knowlton is a Director of the Company and the Chair of the Audit Committee. Michael Knowlton retired from Dundee Realty Corporation in 2011, where he was President and COO of Dundee Real Estate Investment Trust. He joined Dundee Realty in 1998, and held a variety of positions with Dundee Realty and Dundee Real Estate Investment Trust, including Executive Vice President and COO, Executive Vice President and CFO and Managing Director of Limited Partnerships, before becoming President of the REIT in 2006. Prior to that, he was Senior Vice President and CFO of OMERS Realty Corp. from 1990 until 1998. Mr. Knowlton is a trustee and the Chair of Crombie Real Estate Investment Trust (TSX: CRR.UN) and a trustee and member of the Audit Committee and Governance Committee of Dream Industrial Real Estate Investment Trust (TSX: DIR.UN). He is a former member of the boards of trustees of Dream Global Real Estate Investment Trust, True North Apartment Real Estate Investment Trust and Northwest Healthcare Properties Real Estate Investment Trust. Mr. Knowlton has a Bachelor of Science (Engineering) degree and a Master of Business Administration degree from Queen’s University. He is a Chartered Accountant and has an ICD.D designation. Siân Matthews is a Director of the Company and Chair of the Compensation, Nominating and Corporate Governance Committee of the Board. Siân Matthews is a corporate director. Until 2009, she was a partner and head of the Private Services Group at Bennett Jones LLP and she began her legal career at Macleod Dixon LLP in Calgary. Ms. Matthews is also a director of Cidel Bank Canada, The Calgary Foundation and the Southern Alberta Opera Association, and a past director and Chair of the Governance Committee of the Calgary Municipal Lands Corporation, a past director and Chair of the Governance Committee of the Heritage Park Society and a past director of the Calgary Opera Association. She is also a director of several private corporations. Ms. Matthews is the past Chair of Canada Post Corporation, where she had also served as Chair of the Strategic Initiatives Oversight Committee, Chair of the Corporate Social Responsibility and Environmental Risks Committee and a member of the Audit Committee, Governance Committee, Human Resources Committee and Pension Committee. Ms. Matthews has nationally recognized legal expertise in the areas of taxation and governance and has been distinguished by her peers by inclusion on the Best Lawyers in Canada and the Lexpert Leading Practitioners lists. Ms. Matthews is a member of the Law Society of Alberta and has a Bachelor of Arts degree from the University of Waterloo, a Juris Doctor degree from the University of Ottawa and an ICD.D designation.

38 2022 ANNUAL INFORMATION FORM TRICON RESIDENTIAL 2022 ANNUAL INFORMATION FORM Ira Gluskin is a Director of the Company. Ira Gluskin is the Chief Investment Officer of Irager + Associates Inc., a family office overseeing strategy and investments. He is also the co-founder of Gluskin Sheff + Associates Inc., one of Canada’s pre-eminent wealth management firms. He served as the firm’s President and Chief Investment Officer until 2009, and as a Director and the firm’s Vice-Chairman until 2013. Before co-founding Gluskin Sheff, Mr. Gluskin was a highly-ranked real estate securities analyst at a leading Canadian investment dealer. Mr. Gluskin serves on the Board of Trustees of First Capital REIT (TSX: FCR.UN), the Board of Directors of European Residential Real Estate Investment Trust (TSX-V: ERE.UN) and is a member of the Advisory Boards of Vision Capital Corporation, Ewing Morris & Co. Investment Partners Ltd. and the University of Toronto’s Real Estate Advisory Committee. He is also a member of the University of Toronto’s Boundless Campaign Executive Committee, the Sinai Health System’s Board of Directors and Investment Committee and the boards of the Canadian Jewish News, The Walrus Magazine, Capitalize for Kids and the National Theatre School of Canada. Mr. Gluskin is the former Chair of the University of Toronto Asset Management Corporation and the former Chair of the Investment Advisory Committee for the Jewish Foundation of Greater Toronto, where he is currently a member of its Investment Committee. Mr. Gluskin has a Bachelor of Commerce degree from the University of Toronto. In 2019, he received an Honorary Doctorate of Laws degree from Wilfrid Laurier University. Camille Douglas is a Director of the Company. Camille Douglas is a senior executive in the real estate industry with more than 30 years of experience in real estate transactions and financial strategy. Her work has included corporate and project-based acquisitions, dispositions and financing, including pioneering work on commercial mortgage-backed securities and cross-border equity investment. Ms. Douglas is Senior Managing Director, Acquisitions and Capital Markets at LeFrak, a real estate investment and development company. Since joining LeFrak in 2010, she has been responsible for strategic real estate acquisition and development initiatives. Ms. Douglas serves on the Board of Trustees of Starwood Property Trust (NYSE: STWD), where she is a member of the Audit Committee. In addition, she has been an Adjunct Professor in Finance and Economics at Columbia Business School since 2004. Ms. Douglas has a Master of Urban Planning degree from Harvard University Graduate School of Design and a Bachelor of Arts degree from Smith College. Frank Cohen is a Director of the Company. Frank Cohen is a Senior Managing Director at Blackstone, a leading global investment firm that he joined in 1996. In this capacity, he is the Chairman and CEO of Blackstone Real Estate Income Trust. During his career with the firm, he has been involved in more than $100 billion of real estate transactions. He serves as a director for several Blackstone-affiliated companies, including Blackstone Real Estate Income Trust and EQ Office, and was formerly a director of Hudson Pacific Properties (NYSE: HPP). He is also active in several industry and civic organizations; he is a Trustee of the Urban Land Institute, on the NAREIT Advisory Board of Governors, on the Board of the Regional Plan Association and on the Board of Visitors of the Weinberg College of Arts and Sciences at Northwestern University. Mr. Cohen has a Bachelor of Arts degree from Northwestern University, where he graduated from the Honors Program in Mathematical Methods in the Social Sciences, with a double major in political science. Renée Lewis Glover is a Director of the Company. Renée Glover is the founder and managing member of the Catalyst Group LLC, a national consulting firm focused on urban revitalization, real estate development, community building and urban policy. She previously served as President and CEO of the Atlanta Housing Authority for almost 20 years, where she pioneered the implementation of master-planned, mixed-use and mixed-income communities. Ms. Glover currently serves on the Board of Directors of Fannie Mae, the Board of Trustees of Enterprise Community Partners, the Board of Advisors of the University of Pennsylvania’s Institute of Urban Research and the Azimuth GRC Advisory Board. She formerly served on the Boards of Habitat for Humanity International and the Federal Reserve Bank of Atlanta, among other organizations. This broad experience is augmented by numerous accolades and awards, including induction as a National Academy of Public Administration Fellow. Ms. Glover has also been honored by HousingWire as one of 40 Women of Influence in Real Estate. Ms. Glover has a Bachelor of Arts degree from Fisk University, a Master of Arts degree from Yale University and a Juris Doctor degree from Boston University.

2022 ANNUAL INFORMATION FORM TRICON RESIDENTIAL 2022 ANNUAL INFORMATION FORM 39 Cease Trade Orders, Bankruptcies, Penalties or Sanctions None of the directors or executive officers or proposed directors of the Company is, as at the date of this Annual Information Form, or has been within the ten years before the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any person or company (including the Company) that was subject to one of the following orders, that was in effect for a period of more than 30 consecutive days: (a) a cease trade order, an order similar to a cease trade order or an order that denied the company access to any exemption under securities legislation that was issued while the director or executive officer was acting in his or her capacity as director or executive officer; or (b) a cease trade order, an order similar to a cease trade order or an order that denied the company access to any exemption under securities legislation that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in his or her capacity as director, chief executive officer or chief financial officer. None of the directors or executive officers of the Company, or shareholders holding a sufficient number of securities of the Company to materially affect its control: (a) is, as at the date of this Annual Information Form, or has been within the ten years before the date of this Annual Information Form, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within the ten years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder; or (c) has had imposed any penalties or sanctions by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or has had imposed any penalties or sanctions by a court or a regulatory body that would likely be considered important to a reasonable investor in making an investment decision. Conflicts of Interest The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interests which they may have in any project or opportunity of the Company. However, the Company’s directors and officers may serve on the boards and/or as officers of other companies which may compete in the same industry as the Company, giving rise to potential conflicts of interest. To the extent that such other companies may participate in ventures in which the Company may participate or enter into contracts with the Company, they may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that a conflict of interest arises at a meeting of the directors of the Company, such conflict of interest must be declared and the declaring parties must recuse themselves from the meeting and abstain from participating and voting for or against the approval of any project or opportunity in which they may have an interest. Provided such steps are followed and subject to any limitations in the Company’s constating documents, a transaction would not be void or voidable because it was made between the Company and one or more of its directors or by reason of such director being present at the meeting at which such agreement or transaction was approved. The remaining directors will determine whether or not the Company will participate in any such project or opportunity. To the best of the Company’s knowledge, there are no known existing or potential conflicts of interest among the Company’s directors, executive officers or other members of management of the Company as a result of their outside business interests. The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest, and the Company will rely upon such laws in respect of any directors’ or officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. PROMOTERS No person was considered a promoter of Tricon for the purposes of applicable securities legislation during the last two completed fiscal years of the Company.

40 2022 ANNUAL INFORMATION FORM TRICON RESIDENTIAL 2022 ANNUAL INFORMATION FORM LEGAL PROCEEDINGS AND REGULATORY ACTIONS The Company was not party to, nor was its property the subject of, any material legal proceedings during the 2022 fiscal year, nor is it aware that any such proceedings are contemplated. No penalties or sanctions relating to securities legislation were imposed, nor were any related settlement agreements entered into, nor were there any other material penalties or sanctions imposed by a court or regulatory body, on or by the Company during the 2022 fiscal year. TRANSFER AGENT AND REGISTRAR The transfer agent and registrar for the Common Shares is TSX Trust Company at its principal office located at 301–100 Adelaide Street West, Toronto, Ontario M5H 4H1. AUDIT COMMITTEE INFORMATION Audit Committee Charter The full text of the Charter of the Audit Committee is set out in Schedule A. Audit Committee Composition The Audit Committee is composed of four independent,1 financially literate2 directors as of the date of this AIF: Michael Knowlton (who chairs the committee), Ira Gluskin, Camille Douglas and Renée Glover. An outline of the Audit Committee members’ work experience and education is set out above under “Directors and Officers”. The Board believes that the composition of the Audit Committee reflects a high level of financial literacy. Each member of the Audit Committee has education and experience that is relevant to his or her performance as an Audit Committee member and has, in particular, education and experience that have provided the member with: (a) an understanding of the accounting principles used by the Company to prepare its financial statements; (b) the ability to assess the general application of the above-noted principles in connection with estimates, accruals and reserves; (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising individuals engaged in such activities; and (d) an understanding of internal controls and procedures for financial reporting. (1) Pursuant to National Instrument 52-110 – Audit Committees, as amended, of the Canadian Securities Administrators (“NI 52-110”), a member of an audit committee is independent if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment. (2) An individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. The Board has determined that each member of the Audit Committee is financially literate, having reference to the definition contained in NI 52-110 and based on consideration of the relevant education and experience of each member of the Audit Committee. Reliance on Certain Exemptions At no time since the commencement of the Company’s most recently completed fiscal year has the Company relied on the exemptions in Sections 2.4 (De Minimis Non-Audit Services), 3.2 (Initial Public Offerings), 3.3(2) (Controlled Companies), 3.4 (Events Outside Control of Members), 3.5 (Death, Disability or Resignation of Audit Committee Member), 3.6 (Temporary Exemption for Limited and Exceptional Circumstances), or 3.8 (Acquisition of Financial Literacy) of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 thereof. Audit Committee Oversight At no time since the commencement of the Company’s most recently completed fiscal year has the Audit Committee made a recommendation to nominate or compensate an external auditor that was not adopted by the Board. The Audit Committee is authorized by the Board to review the performance of the Company’s external auditors, to approve in advance the provision of services other than auditing and to consider the independence of the external auditors, including conducting a review of the range of services provided in the context of all consulting services provided to the Company. The Audit Committee is authorized to approve in writing any non-audit services or additional work which the Chair of the Audit Committee deems necessary, and the Chair will notify the other members of the Audit Committee of such non-audit or additional work and the reasons for such non-audit work for the Audit Committee’s consideration, and, if thought advisable, approval in writing.

2022 ANNUAL INFORMATION FORM

### External Auditor Service Fees

PricewaterhouseCoopers LLP was first appointed as auditors of the Company on January 26, 2010. The aggregate fees paid to PricewaterhouseCoopers LLP for the fiscal years 2021 and 2022 are as follows.

| Fiscal Year Ended December 31 | Audit Fees | Audit-Related Fees | Tax Fees | All Other Fees |
|---|---|---|---|---|
| 2022 | $ 3,137,382 | $ 257,395 | $ Nil | $ 49,505 |
| 2021 | 1,837,582 | 450,000 | Nil | 5,623 |

"Audit Fees" comprise services that would normally be provided by the external auditor in connection with the Company's annual audit, its subsidiaries' statutory audits and the Company-managed investment vehicles' financial statements audits. This category also includes reasonable services provided to the Company with respect to its filings with securities commissions. "Audit-Related Fees" comprise specified audit procedures performed in connection with the Company's securitization transaction that was not considered to be a statutory requirement. "All Other Fees" relate to the Company's subscription to PwC 's online technical accounting library. An additional 7% administrative fee and sales taxes were charged on the fee amounts noted above.

## INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or shareholder who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the outstanding Common Shares, or any known associate or affiliate of any such person, has or had any material interest, direct or indirect, in any transaction or proposed transaction within the three most recently completed fiscal years or during the current fiscal year that has materially affected or will materially affect the Company or a subsidiary of the Company.

## INTERESTS OF EXPERTS

The Company's auditors are PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have issued a report of independent registered public accounting firm dated February 28, 2023 in respect of the Company's consolidated financial statements as at December 31, 2022 and 2021 and for each of the years then ended. PricewaterhouseCoopers LLP has advised the Company that they are independent with respect to the Company within the meaning of the Chartered Professional Accountants of Ontario CPA Code of Professional Conduct and comply with the rules of the U.S. Securities and Exchange Commission (SEC) and the Public Company Accounting Oversight Board (PCAOB) on auditor independence.

## MATERIAL CONTRACTS

The following are the only material contracts, other than contracts in the ordinary course of business, which have been entered into by the Company and which are still in effect:

- A seventh amended and restated credit agreement dated as of December 9, 2022, as amended from time to time, among the Company, Royal Bank of Canada and other financial institutions, pursuant to which such financial institutions have made available to the Company a $500 million revolving credit facility. Amounts borrowed under the facility bear interest at an applicable reference rate (SOFR, Canadian prime rate, or U.S. base rate, all as defined in the credit agreement), depending on the type of loan advanced, plus an applicable margin, depending on the type of loan and the Utilization Percentage (as calculated under the agreement). The range of applicable margins is 275–400 basis points for SOFR loans and 175–300 basis points for other loan types. Tricon Residential Inc. is the borrower under the facility and the facility is guaranteed by certain of its subsidiaries and is subject to customary financial and non-financial covenants. The credit facility has been converted to a Sustainability-linked Loan that links the borrowing cost directly to the Company's performance in certain environmental and social priority areas of its ESG strategy.
- The following agreements entered into on or around August 26, 2020 and September 3, 2020 in connection with the issuance of exchangeable preferred units of Tricon PIPE LLC, as amended from time to time and as described in detail in the Company's Material Change Report filed on SEDAR (www.sedar.com) on August 31, 2020: (i) Exchange and Support Agreement; (ii) Limited Liability Company Agreement of Tricon PIPE LLC; (iii) Investor Rights Agreement; (iv) Investor Subscription Agreement and (v) Subordinated Guaranty Agreement.

TRICON RESIDENTIAL **2022 ANNUAL INFORMATION FORM** 41

42 2022 ANNUAL INFORMATION FORM TRICON RESIDENTIAL 2022 ANNUAL INFORMATION FORM ADDITIONAL INFORMATION Additional financial information relating to the Company is available in its financial statements and the 2022 MD&A. These documents, as well as additional information relating to the Company, are available on SEDAR at www.sedar.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, will be contained in the Company’s Management Information Circular for its annual meeting of shareholders to be held in 2023. Toronto, Ontario February 28, 2023

2022 ANNUAL INFORMATION FORM TRICON RESIDENTIAL 2022 ANNUAL INFORMATION FORM 43 SCHEDULE A – AUDIT COMMITTEE CHARTER The purpose of this Charter of the Audit Committee (“Charter”) is to set out the mandate and responsibilities of the Audit Committee (the “Committee”) of Tricon Residential Inc. (the “Company”), subject to the provisions of applicable statutes. 1. Composition The Committee shall have a minimum of three members, including a Committee chair (the “Chair”), who are appointed (and may be replaced at any time) by the Board. All Committee members must qualify as “independent” as defined in the New York Stock Exchange Listed Corporation Manual and National Policy 58-201 – Corporate Governance Guidelines. They must also be financially literate (or acquire that familiarity within a reasonable period after appointment). This shall, at a minimum, include the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity that can reasonably be expected to be raised by the Company’s financial statements. In addition, at least one member of the audit committee must have accounting or related financial management expertise. No member of the Committee shall accept (directly or indirectly) any consulting, advisory or other compensatory fee from the Company (other than remuneration for acting in his or her capacity as a director) or be an “affiliated person” of the Company. (For this purpose, an “affiliate” of a person is a person that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with the first person.) Without the approval of the Board, no member of the Committee shall concurrently serve on the audit committee of a competitor or client. 2. Responsibilities The Committee is appointed by the Board to assist in the oversight and evaluation of: • the quality and integrity of the financial statements of the Company; • the adequacy and effectiveness of internal control and financial reporting systems of the Company; • the compliance by the Company with legal and regulatory requirements; • the Company’s enterprise risk management framework, including policies with respect to risk assessment and risk management; • the qualifications and independence of the Company’s independent auditors; • the performance of the Company’s internal audit function and independent auditors; • The Company’s approach to and management of ESG matters; • the performance of the Company’s Chief Financial Officer; and • any additional duties set out in this Charter or otherwise delegated to the Committee by the Board. In addition, the Committee provides an avenue for communication between the independent auditor, financial management, other employees and the Board concerning accounting and auditing matters. The Committee is directly responsible for the appointment, compensation, retention (and termination) and oversight of the work of the independent auditor (including oversight of the resolution of any disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing audit reports or performing other audit, review or attest services for the Company. The fundamental responsibility for the Company’s financial statements and disclosure rests with management and the independent auditors are responsible for auditing those financial statements. It is not the duty of the Committee to conduct investigations, to itself resolve disagreements (if any) between management and the independent auditor or to ensure compliance with applicable legal and regulatory requirements. It is recognized that, in fulfilling their responsibilities, members of the Committee are not full-time employees of the Company. As such, it is not the duty or responsibility of the Committee or its members to conduct “field work” or other types of auditing or accounting reviews or procedures or to determine that the Company’s financial statements are complete and accurate. Each member of the Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and outside the Company from which it receives information, and (ii) the accuracy of the financial and other information provided to the Committee by such persons or organizations absent actual knowledge to the contrary (which shall be promptly reported to the Board).

44 2022 ANNUAL INFORMATION FORM TRICON RESIDENTIAL 2022 ANNUAL INFORMATION FORM The Committee shall have authority over, and shall be responsible for, the following specific matters: Independent Auditors For the purposes of this section, references to “independent auditors” include a reference to the independent auditors of any material subsidiary of the Company if different than the independent auditors of the Company (a “Subsidiary Auditor”). The Committee shall: • Recommend to the Board the independent auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attestation services for the Company; • Establish the compensation of the independent auditor; • Obtain confirmation from the independent auditor that it ultimately is accountable, and will report directly, to the Committee and the Board; • Oversee the independent auditor and, in the context thereof, require the independent auditor to report to the Committee (among other things) any disagreement between management and the independent auditor regarding financial reporting and the resolution of each such disagreement; • Adopt policies and procedures for the pre-approval of the retention of the Company’s independent auditor for all audit and permitted non-audit services (subject to any restrictions on such services imposed by applicable legislation), including procedures for the delegation of authority to provide such approval to one or more members of the Committee; • At least annually, review the qualifications, performance and independence of the independent auditor (in doing so, the Committee shall, among other things, undertake the measures set forth in Appendix “A” to this Charter); and • Discuss with the Committee the responsibilities, budget and staffing of the internal audit function. The independent auditors shall provide an annual report describing the firm’s internal quality-control procedures; any material issues raised by the firm’s most recent internal quality-control review, or peer review, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; all of the firm’s relationships with the Company; all critical accounting policies and practices used by the Company; all alternative accounting treatments of financial information within generally accepted accounting principles that have been discussed with management, including the ramifications of the use of such alternatives and the treatment preferred by the independent registered public accounting firm; and all material written communications between the accounting firm and management of the Company. The Audit Process, Financial Statements and Related Disclosure The Committee shall, as it determines to be appropriate: • Review with management, the Company’s Disclosure Committee and independent auditor and, where appropriate, any Subsidiary Auditor: • the proposed audit plan and scope of review by the independent auditor or Subsidiary Auditor; • before public disclosure, the Company’s annual audited financial statements and quarterly unaudited financial statements, the Company’s accompanying disclosure of management’s discussion and analysis of financial condition and results of operations (“MD&A”), supplemental information packages and earnings press releases and make recommendations to the Board as to the approval and dissemination of those statements and disclosure; • the adequacy of the procedures for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, other than the public disclosure referred to in the immediately preceding paragraph and periodically assess the adequacy of those procedures and consider whether they are complete and consistent with the information known to committee members; • financial information and any earnings guidance provided to analysts and rating agencies, recognizing that this review and discussion may be done generally (consisting of a discussion of the types of information to be disclosed and the types of presentations to be made) and need not take place in advance of the disclosure of each release or provision of guidance; • any significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including any significant changes in the selection or application of accounting principles, any major issues regarding auditing principles and practices, and the adequacy of internal controls that could significantly affect the Company’s financial statements; • all critical accounting policies and practices used; • all alternative treatments of financial information within International Financial Reporting Standards (“IFRS”) that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; • the use of “pro forma” or “adjusted” non-IFRS information;

2022 ANNUAL INFORMATION FORM TRICON RESIDENTIAL 2022 ANNUAL INFORMATION FORM 45 • the effect of regulatory and accounting initiatives, as well as any off-balance sheet structures, transactions, arrangements and obligations (contingent or otherwise), on the Company’s financial statements; • any disclosures concerning any weaknesses or any deficiencies in the design or operation of internal controls or disclosure controls made to the Committee by the Chief Executive Officer and the Chief Financial Officer during their certification process in documents filed with applicable securities regulators; • the adequacy of the Company’s internal accounting controls and management information systems and its financial, auditing and accounting organizations and personnel and any special steps adopted in light of any significant deficiencies or any material weaknesses in the design or operation of the Company’s internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information and any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting; and • the establishment, and periodic review, of procedures for the review of financial information extracted or derived from the Company’s consolidated financial statements. • Review with management the Company’s guidelines and policies with respect to risk assessment and management including the Company’s major financial and business risk exposures and the steps management has taken to monitor and control such exposures. • Review with the independent auditor or any Subsidiary Auditor: • the quality as well as the acceptability of the accounting principles that have been applied; • any problems or difficulties the independent auditor may have encountered during the provision of its audit-related services, including any restrictions on the scope of activities or access to requested information and any significant disagreements with management, any management letter provided by the independent auditor or other material communication (including any schedules of unadjusted differences) to management and the Company’s response to that letter or communication; and • any changes to the Company’s significant accounting principles and practices suggested by the independent auditor and members of management. • Review with management all related party transactions and the development of policies and procedures related to those transactions. • Following completion of the annual audit, review with each of management and the independent auditors (or Subsidiary Auditors) any significant issues, concerns or difficulties encountered during the course of the audit including: • restrictions on the scope of work or on access to required or requested information; • issues or concerns that arose during the course of the audit concerning the Company’s internal accounting controls, or the fair presentation, completeness or accuracy of the financial statements; and • analyses prepared by management or the auditors setting forth significant financial reporting issues and judgments made in connection with preparation of the financial statements (including analysis of the effects of alternative treatments under generally accepted accounting principles). • Periodically review reports on the Company’s information technology systems that support the financial reporting process. • Receive and review reports from other Board committees with regard to matters that could affect the audit or results of operations. • Oversee appropriate disclosure of the Charter, and other information required to be disclosed by applicable legislation in the Company’s public disclosure documents, including any management information circular distributed in connection with the solicitation of proxies from the Company’s security holders. Internal Audit Function The Committee shall, as it determines appropriate: • Regularly meet with the internal auditor to review and approve the audit plan, budget, objectives, and audit activities. • Review and discuss with the internal auditor, issues reported to management and management’s responses. • Periodically review the internal auditor’s ongoing assessment of the Company’s risk management processes and systems of internal control. • Evaluate the status of control weaknesses reported by the internal auditor as well as the internal auditor’s assessment of residual risk throughout the Company. • Periodically review internal audit scope, access to information, resource limitations or any difficulties encountered by the internal auditor.

46 2022 ANNUAL INFORMATION FORM TRICON RESIDENTIAL 2022 ANNUAL INFORMATION FORM Disclosure Committee The Committee shall, as it determines appropriate: • Meet with the Disclosure Committee to discuss the Company’s management of its continuous disclosure obligations and systems of disclosure controls and internal controls over financial reporting. • Receive reports and quarterly certification from the Disclosure Committee confirming the Disclosure Committee’s review and approval of disclosure documents to be reviewed by the Committee. • Annually review the Disclosure Committee’s assessment of the Company’s systems of internal control. • Periodically review the Disclosure Committee’s mandate and composition. Environmental Social and Governance (“ESG”) Matters The Audit Committee will contribute to the Board’s oversight of ESG matters by: • Monitoring ESG metrics, performance indicators and disclosures and ESG-related disclosure controls and procedures; • Integrating ESG into the Company’s risk management including climate and other sustainability and ESG risks, along with monitoring and mitigation strategies; • Reviewing the results of any significant examination or audit by regulatory agencies or external verification agents concerning ESG matters and reviewing the engagement and approach of any external verification agents retained by the Company related to material ESG matters; and • Monitoring any whistleblower complaints relating to ESG matters. Compliance The Committee shall, as it determines appropriate: • Review with the Company’s Chief Financial Officer, other members of management and the independent auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports, which raise material issues regarding the Company’s financial statements or accounting policies. • Review with the Company’s external legal counsel legal matters that may have a material impact on the financial statements or accounting policies. • Review independent financial analyst commentary concerning the Company and its financial reporting. • Establish and maintain a whistleblower policy and procedures for: • the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters; and • the confidential, anonymous submission by employees of the Company with concerns regarding any accounting or auditing matters. Delegation To avoid any confusion, the Committee responsibilities identified above are the sole responsibility of the Committee and may not be delegated to a different committee. 3. Meetings The Chair of the Committee shall be selected by the Board. If the Chair of the Committee is not present, the members of the Committee may designate a Chair for the meeting by majority vote of the members of the Committee present. The Committee shall meet in accordance with a schedule established each year by the Committee, and at other times that the Committee may determine. Quorum for all meetings shall be a majority of the Committee members. Minutes shall be maintained of all meetings of the Committee and copies of the minutes shall be made available to all members of the Board. The Committee shall meet periodically with the Chief Financial Officer, the independent auditors and external legal counsel in separate sessions. Meeting agendas shall be developed by the Chair of the Committee in consultation with the Company’s management and the independent auditors. Committee members may propose agenda items through communication with the Chair of the Committee or the Chief Financial Officer. Agendas, together with appropriate briefing materials, shall be circulated to Committee members prior to meetings. At the discretion of the Committee, members of management and others may attend Committee meetings other than the separate sessions with the independent auditors, the Chief Financial Officer and the external legal counsel.

2022 ANNUAL INFORMATION FORM TRICON RESIDENTIAL 2022 ANNUAL INFORMATION FORM 47 4. Reports The Committee shall report to the Board on a regular basis and, in any event, before the public disclosure by the Company of its quarterly and annual financial results. The reports of the Committee shall include any issues of which the Committee is aware with respect to: • the quality or integrity of the Company’s financial statements; • the compliance by the Company with legal or regulatory requirements; • the policies with respect to risk assessment and risk management; • the qualifications and independence of the Company’s independent auditor; • the adequacy and effectiveness of the internal audit function and independent auditor; • the effectiveness of systems of control established by management to safeguard the assets (real and intangible) of the Company; and • the proper maintenance of accounting and other records. The Committee shall also prepare, as required by applicable law, any audit committee report required for inclusion in the Company’s publicly filed documents. 5. Independent Advice In discharging its mandate, the Committee may in consultation with the Compensation, Nominating and Corporate Governance Committee, retain, at the expense of the Company, independent counsel, advisors, auditors or other professionals as the Committee determines to be necessary to permit it to carry out its duties. 6. Annual Evaluation At least annually, the Committee shall, in a manner it determines to be appropriate: • Perform a review and evaluation of the performance of the Committee and its members, including the compliance of the Committee with this Charter. • Review and assess the adequacy of its Charter (including with respect to the procedures regarding the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements) and recommend to the Board any improvements to this Charter that the Committee determines to be appropriate.

48 2022 ANNUAL INFORMATION FORM TRICON RESIDENTIAL 2022 ANNUAL INFORMATION FORM APPENDIX “A” QUALIFICATIONS, PERFORMANCE AND INDEPENDENCE OF INDEPENDENT AUDITOR • Review the experience and qualifications of the senior members of the independent auditor’s team. • Confirm with the independent auditor that it is in compliance with applicable legal, regulatory and professional standards relating to auditor independence. • Review and approve clear policies for the hiring by the Company of employees or partners or former employees or former partners of the current and former independent auditor. • Review annual reports from the independent auditor regarding its independence and consider whether there are any non-audit services or relationships that may affect the objectivity and independence of the independent auditor and, if so, recommend that the Board take appropriate action to satisfy itself of the independence of the independent auditor. • Obtain and review such report(s) from the independent auditor as may be required by applicable legal and regulatory requirements. • Conduct an evaluation (taking into account the opinions of management) of the independent auditor’s qualifications, performance and independence and present to the Board the Committee’s conclusion in such regard. • Review, as required, the independent auditor’s plans with respect to the partner rotation.

Doing what is right for the communities we serve. 7 St. Thomas Street, Suite 801 Toronto, Ontario M5S 2B7 T 416 925 7228 www.triconresidential.com